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Exhibit 99.1

May 13, 2013

Dear Shareholder:

On behalf of the Board of Directors, management and employees, we invite our shareholders to attend the annual general and special meeting (the "Meeting") of DragonWave Inc. ("DragonWave" or the "Corporation"). This year, the Meeting will be held as follows:

Date:	Thursday, June 13, 2013
Time:	10:00 am (Eastern Daylight Time)
Place:	The Marshes Golf Club, 320 Terry Fox Drive, Ottawa, Ontario

At the Meeting, you will be asked to (i) receive the consolidated financial statements of DragonWave for the fiscal year ended February 28, 2013, together with the auditor's report thereon, and (ii) consider and vote on: (a) the election of directors; (b) the appointment of the auditor of DragonWave; (c) an amendment to the stock option plan; (d) the approval of unallocated options under the stock option plan; and (e) such further and other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof. The enclosed Management Proxy Circular provides a description of the proposed business of the Meeting to assist you in considering the matters to be voted upon. During the Meeting, we will present an overview of the Corporation and the Corporation's financial performance for the fiscal year ended February 28, 2013.

Because of the importance of the matters to be considered at the Meeting, your shares should be represented whether or not you are personally able to attend. If you are unable to attend the Meeting in person, you are encouraged to complete and return the enclosed form of proxy or voting instruction form. Please note that you can revoke your proxy expressly or by executing a later proxy or by voting in person at the Meeting, all as set out in the Management Proxy Circular.

We hope that you will be able to attend the Meeting in person as it will be an opportunity for us to speak with you about DragonWave and for you to meet some of the members of the Board of Directors and management. If you cannot attend the Meeting in person, we invite you to listen to the Meeting via telephone by dialing-in using one of the following numbers: (877) 312-9202 for shareholders in Canada and the United States, or (408) 774-4000 for shareholders outside of Canada and the United States. On the day of the Meeting, you may also listen to the Meeting and view the slides that will be presented at the Meeting by visiting the following website: http://investor.dragonwaveinc.com/events.cfm.

We have not prepared a formal annual report for the fiscal year ended February 28, 2013. The audited financial statements and MD&A for the fiscal year ended February 28, 2013 are available at http://investor.dragonwaveinc.com/annual-proxy.cfm.

We look forward to seeing you at the Meeting.

Claude Haw Chair, Board of Directors	Peter Allen Director, President and Chief Executive Officer

DragonWave Inc. 600-411 Legget Drive, Kanata, On K2K 3C9 Tel (613) 599-9991 Fax (613) 599-4225 www.dragonwaveinc.com

DragonWave Inc.
Management Proxy Circular
May 13, 2013

DRAGONWAVE INC.

MANAGEMENT PROXY CIRCULAR

This Management Proxy Circular (this "Circular") is furnished in connection with the solicitation of proxies by and on behalf of the management of DRAGONWAVE INC. ("DragonWave", "we", "us", "our" or the "Corporation") for use at the annual general and special meeting of the shareholders of the Corporation (the "Meeting") to be held on Thursday, the 13th day of June, 2013 at the hour of 10:00 a.m. (EDT) at The Marshes Golf Club located at 320 Terry Fox Drive, Ottawa, Ontario, and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the Notice of Meeting.

All information in this Circular is presented as at May 13, 2013 unless otherwise indicated.

QUESTIONS AND ANSWERS ABOUT THE MEETING

The following are questions that you may have regarding the Meeting. These questions and answers are not meant to be a substitute for the information contained in the remainder of this Circular. You are urged to read this entire Circular, its schedule and appendices and the documents referred to in this Circular before making any decisions.

Q1.  What am I voting on?

A1. You are being asked to vote on the following:

  •
  the election of six (6) directors to the board of directors of DragonWave (the "Board" or "Board of Directors") for the ensuing year;
  •
  the reappointment of Ernst & Young LLP as DragonWave's auditor for the ensuing year at remuneration to be fixed by the Board;
  •
  a resolution approving an amendment to the stock option plan of the Corporation (the "Stock Option Plan") to provide for the replenishment of the number of stock options issuable under the Stock Option Plan in connection with exercised options, in the form annexed to this Circular as Appendix A; and
  •
  a resolution approving all unallocated stock options under the Stock Option Plan, as required by the Toronto Stock Exchange, in the form annexed to this Circular as Appendix B.

In addition, you may be asked to vote in respect of any other matters that may be properly brought before the Meeting. As of the date of this Circular, management is not aware of any such other matters.

In accordance with applicable law, the financial statements of the Corporation as at February 28, 2013 and the report of the auditor thereon will be presented to the Meeting, but will not be voted on at the Meeting.

Q2.  Who are management's director nominees?

A2. DragonWave's management has nominated the following persons for election as directors: Claude Haw (Chair), Peter Allen, Cesar Cesaratto, Jean-Paul Cossart, Russell Frederick and Lori O'Neill.

For more information on management's proposed nominees, see "Election of Directors" in this Circular.

Q3.  How does DragonWave's Board recommend that I vote?

A3. DragonWave's directors unanimously recommend that you VOTE FOR all of management's proposed director nominees and resolutions, as set out in this Circular.

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DragonWave Inc.
Management Proxy Circular
May 13, 2013

Q4.  Who is soliciting my proxy?

A4. Management of DragonWave is soliciting your proxy for use at the Meeting. The solicitation of proxies for the Meeting will be made primarily by mail, and may be supplemented by telephone or other personal contact by the directors or officers of DragonWave or agents of DragonWave retained to assist in the solicitation of proxies. All costs of the solicitation of proxies by management of the Corporation, including the costs of any proxy solicitation agent that is retained by the Corporation, will be borne by the Corporation.

Q5.  Where and when is the Meeting?

A5. The Meeting will take place at The Marshes Golf Club located at 320 Terry Fox Drive, Ottawa, Ontario, on Thursday, June 13, 2013 at 10:00 a.m. (EDT).

You may listen to the Meeting via telephone by dialing-in using one of the following numbers: (877) 312-9202 for shareholders in Canada and the United States, or (408) 774-4000 for shareholders outside of Canada and the United States. You may also listen to the Meeting and view the slides that will be presented at the Meeting by visiting the following website: http://investor.dragonwaveinc.com/events.cfm. You will not be able to vote by dialing-in — for voting information see Q9 and Q10 below.

Q6.  What is a quorum?

A6. The presence at the Meeting in person or by proxy of not less than two holders of at least twenty-five percent (25%) of the outstanding common shares in the capital of the Corporation (the "Common Shares") will constitute a quorum. A quorum must be met in order to hold the Meeting and transact any business, including voting on proposals. Proxies marked as abstaining on any matter to be acted upon by shareholders and "broker non-votes", as described below, will be treated as present for purposes of determining if a quorum is present at the Meeting.

Q7.  What are broker non-votes?

A7. A broker non-vote occurs when a broker holding shares for a non-registered shareholder submits a proxy for the Meeting, but does not vote on a particular matter because the broker does not have discretionary voting power with respect to that particular matter and has not received voting instructions from the non-registered holder. Broker non-votes will be counted as shares present for the purpose of determining the presence of a quorum at the Meeting. We encourage you to provide instructions to your broker regarding the voting of your shares.

Q8.  Who can vote at the Meeting?

A8. Each shareholder is entitled to one vote for each common share of DragonWave registered in his or her name as of 5:00 p.m. (EDT) on May 13, 2013, the record date of the Meeting (the "Record Date") for the purpose of determining holders of Common Shares entitled to receive notice of, attend and vote at the Meeting or any adjournment(s) or postponement(s) of the Meeting.

As of May 13, 2013, 38,055,286 Common Shares were issued and outstanding and entitled to be voted at the Meeting.

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DragonWave Inc.
Management Proxy Circular
May 13, 2013

Q9.  How do I vote if I am a REGISTERED shareholder?

A9. You may exercise your right to vote by attending and voting your Common Shares in person at the Meeting or by voting using any of the outlined methods on the form of proxy. Whether or not you plan to attend the Meeting you are encouraged to vote. If you have previously submitted a proxy and wish to vote at the Meeting, upon arriving at the Meeting, report to the desk of the Corporation's registrar and transfer agent, Computershare Investor Services Inc. (the "Transfer Agent"), to sign in and revoke any proxy previously submitted by you. Your participation in person in a vote at the Meeting will automatically revoke any proxy previously given.

To vote in person, you must be a registered shareholder. If your name appears on your share certificate, you are a registered shareholder. Registered shareholders who attend the Meeting are entitled to cast one vote for each DragonWave Common Share held by them as of the Record Date.

To vote by proxy, you must vote (i) by telephone, (ii) on the Internet, (iii) by mail, or (iv) by appointing another person to go to the meeting and vote your Common Shares for you. If you vote by proxy, your proxy form must be received by the Transfer Agent no later than 10:00 a.m. (EDT) on June 11, 2013. The Board of Directors has fixed 10:00 a.m. (EDT) on June 11, 2013, or 48 hours (excluding Saturdays, Sundays, and holidays) before the reconvening of the Meeting following an adjournment or the date of any postponed Meeting, as the time before which proxies to be used or acted upon at the Meeting, or any adjournment or postponement thereof, shall be deposited with the Transfer Agent, unless otherwise determined by the Chairman of the Meeting in his sole discretion.

To vote by telephone, call 1-866-732-8683 (toll free in Canada and the United States) or 312-588-4290 (International direct dial) from a touch-tone phone and follow the instructions. You will need your 15-digit control number. You will find this number on the information sheet attached to your proxy form.

To vote on the Internet, go to the Transfer Agent's website at www.investorvote.com and follow the instructions. You will need your 15-digit control number. You will find this number on the information sheet attached to your proxy form.

To vote by mail, send your proxy to the Transfer Agent in the enclosed envelope (postage paid for shareholders in Canada and the United States). You may also vote by delivering your proxy by hand to the Transfer Agent at: Computershare Investor Services Inc., 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario M5J 2Y1, Attention: Proxy Department.

To appoint another person to go to the Meeting and vote your shares for you, this person does not have to be a shareholder. Strike out the names that are printed on the form of proxy delivered to you and write the name of the person you are appointing in the space provided. Complete your voting instructions, date and sign the form and return it to the Transfer Agent as instructed. Make sure the person you appoint is aware that he or she has been appointed and attends the Meeting. At the Meeting, he or she should speak to a representative of the Transfer Agent upon arriving at the Meeting.

Q10.  How do I vote if I am a NON-REGISTERED shareholder?

A10. If you are a non-registered shareholder, you should receive a voting instruction form with this Circular. Non-registered shareholders hold their Common Shares through intermediaries, such as banks, trust companies, securities dealers or brokers. If you are a non-registered shareholder, the intermediary holding your DragonWave shares may provide you with a signed form of proxy, in place of a voting instruction form, which you must complete by using one of the methods outlined in that form. The voting instruction form or the signed form of proxy provided by your intermediary will constitute voting instructions that the intermediary must follow and should be returned in accordance with the instructions set out in the applicable form to ensure your vote is counted at the Meeting. Your voting instruction form may allow you to provide your voting instructions (i) by telephone, (ii) on the Internet, (iii) by facsimile or (iv) by mail.

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DragonWave Inc.
Management Proxy Circular
May 13, 2013

If, as a non-registered shareholder, you wish to attend the Meeting and vote your Common Shares in person, or have another person attend and vote your Common Shares on your behalf, you should fill out your own name, or the name of your appointee, in the space provided in the voting instruction form or the signed form of proxy. An intermediary's signed form of proxy will likely provide corresponding instructions to cast your vote in person. In either case, you should carefully read the instructions provided by the intermediary and contact the intermediary promptly if you need assistance.

A non-registered shareholder may revoke a proxy or voting instructions which have been previously given to an intermediary by written notice to the intermediary. In order to ensure that the intermediary acts upon a revocation, the written notice of revocation should be received by the intermediary well in advance of the Meeting.

Q11.  What does it mean to appoint a proxyholder?

A11. Your proxyholder is the person that you appoint to cast your votes for you. Signing the form of proxy appoints Claude Haw, the Chair of the Board, or failing him, Peter Allen, the Chief Executive Officer of the Corporation, or failing him, Russell Frederick, the Chief Financial Officer of the Corporation, as your proxyholder to vote your Common Shares at the Meeting. You can choose anyone you want to be a proxyholder. A shareholder has the right to appoint a proxyholder (who is not required to be a shareholder) other than any person or company designated in the proxy, to attend and act on such shareholder's behalf at the Meeting, either by inserting such other desired proxyholder's name in the blank space provided on the proxy and deleting the names thereon, or by substituting another proper form of proxy. If you write the name of another person in the form of proxy, please ensure that the person that you have appointed will be attending the Meeting and is aware that he or she will be voting your Common Shares. If the proxyholder does not attend the Meeting, those votes will not be counted. Proxyholders should speak to a representative of the Transfer Agent upon arriving at the Meeting.

If you sign the form of proxy but leave the space blank, Claude Haw, Peter Allen or Russell Frederick will be authorized to act and vote for you at the Meeting. The form of proxy confers discretionary authority upon the proxyholder(s) named therein with respect to amendments or variations of matters identified in the Notice of Meeting or any adjournment or postponement of the Meeting or other matters which may properly come before the Meeting or any adjournment or postponement of the Meeting. As of the date of this Circular, management of the Corporation knows of no amendment or variation of the matters referred to in the Notice of Meeting or other business that will be presented to the Meeting.

Q12.  How will my shares be voted if I give my proxy?

A12. On the form of proxy, you can indicate how you want your proxyholder to vote your Common Shares, or you can let your proxyholder decide for you. If you have specified on the proxy form how you want to vote on a particular issue (by marking VOTE FOR, WITHHOLD FROM VOTING or VOTE AGAINST, as applicable), then your proxyholder must vote your Common Shares accordingly.

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DragonWave Inc.
Management Proxy Circular
May 13, 2013

If you have not specified how to vote on a particular matter, then your proxyholder can vote your Common Shares as he or she sees fit. Unless otherwise specified, the proxyholders designated by management on the form of proxy shall vote your Common Shares as follows:

☑	FOR the election as directors of the proposed nominees whose names are set out in this Circular.
☑	FOR the reappointment of Ernst & Young LLP as the auditor of the Corporation at remuneration to be fixed by the Board.
☑

FOR the resolution in the form attached as Appendix A to approve an amendment to the Stock Option Plan to provide for the replenishment of the number of stock options issuable under the Stock Option Plan in connection with exercised options (the "Evergreen Amendment").

☑	FOR the resolution in the form attached as Appendix B with respect to approval of the unallocated stock options under the Stock Option Plan.

IN THE ABSENCE OF INSTRUCTIONS, THE DRAGONWAVE COMMON SHARES REPRESENTED BY A PROPERLY COMPLETED FORM OF PROXY WILL BE VOTED FOR THE ELECTION OF MANAGEMENT'S DIRECTOR NOMINEES, THE REAPPOINTMENT OF THE AUDITOR, THE APPROVAL OF THE EVERGREEN AMENDMENT TO THE STOCK OPTION PLAN, AND THE APPROVAL OF THE UNALLOCATED STOCK OPTIONS UNDER THE STOCK OPTION PLAN AS INDICATED IN THIS CIRCULAR.

Q13.  How do I revoke a proxy?

A13. In addition to revocation in any other manner permitted by law, a shareholder may revoke a proxy under subsection 148(4) of the Canada Business Corporations Act (the "CBCA") by depositing an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing (or if the shareholder is a corporation, by an authorized officer or attorney of the corporation authorized in writing), either at DragonWave's registered office (located at 411 Legget Drive, Suite 600, Ottawa, Ontario, Canada, K2K 3C9) at any time up to and including the close of business on the last business day preceding the day of the Meeting, or any adjournment or postponement of the Meeting, at which such proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment or postponement of the Meeting. Upon either of such deposits the proxy will be revoked. If the instrument of revocation is deposited with the Chairman of the Meeting on the day of the Meeting, or any adjournment or postponement of the Meeting, the instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such form of proxy.

Q14.  Who can help answer my other questions?

A14. If you have any additional questions about the Meeting, including the procedures for voting your Common Shares, or you would like additional copies, without charge, of this Circular, you should contact the Corporation's head office located at 411 Legget Drive, Suite 600, Ottawa, Ontario K2K 3C9, 613-599-9991. If your broker holds your Common Shares, you may also call your broker for additional information.

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DragonWave Inc.
Management Proxy Circular
May 13, 2013

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

The Common Shares are the only class of shares of the Corporation authorized and, therefore, the only shares eligible to vote at the Meeting. As of the date of this Circular there are 38,055,286 Common Shares issued and outstanding.

To the knowledge of the directors and executive officers of the Corporation, as of the Record Date and the date of this Circular, no person or Corporation beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying more than 10% of the votes attached to the outstanding Common Shares other than as follows:

Name of Shareholder	Number of Common Shares Owned, Controlled or Directed	Percentage of Outstanding Common Shares Owned, Controlled or Directed

Timothy J. McDonald	5,892,224	15.48%

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation for the year ended February 28, 2013, and the accompanying auditors' report will be presented to the Meeting, in accordance with the provisions of the CBCA. Such financial statements and auditors' report were mailed, together with management's discussion and analysis for the year ended February 28, 2013, to shareholders together with this Circular. In accordance with the provisions of the CBCA, the audited consolidated financial statements and the auditors' report thereon will not be voted on at the Meeting.

ELECTION OF DIRECTORS

The number of directors to be elected at the Meeting is six. Each of the nominees listed below was elected as a director of the Corporation at the Corporation's previous annual meeting of shareholders except for independent nominee Lori O'Neill. Following the Meeting, if all of the director nominees of management are elected, there will be six directors on the Board, as one of the current directors, Mr. Thomas Manley, will not stand for re-election at the Meeting. Each nominee has established his or her eligibility and willingness to serve on DragonWave's Board. The Directors are to be elected in accordance with our majority voting policy (see "Statement of Corporate Governance Practices — Majority Voting for Directors"). Directors are elected to serve until the next annual meeting of shareholders of DragonWave or until their successors are elected or appointed. The names of the proposed nominees for election as directors, together with details of their backgrounds and experience, can be found below under "Information about DragonWave's Director Nominees".

UNLESS OTHERWISE INSTRUCTED, THE PERSONS DESIGNATED IN THE FORM OF PROXY WILL VOTE FOR THE ELECTION OF EACH OF THE DIRECTORS WHOSE NAMES ARE SET FORTH ON THE FOLLOWING PAGES. IF, FOR ANY REASON, AT THE TIME OF THE MEETING ANY OF THE NOMINEES IS UNABLE TO SERVE, AND UNLESS OTHERWISE SPECIFIED IN THE SIGNED PROXY, THE PERSONS DESIGNATED IN THE FORM OF PROXY WILL VOTE IN THEIR DISCRETION FOR A SUBSTITUTE NOMINEE OR NOMINEES.

Information about DragonWave's Director Nominees

The articles of the Corporation (the "Articles") provide that the Board shall consist of not less than one (1) and not more than ten (10) directors. Notwithstanding the Articles, the CBCA requires the Corporation to have a minimum of three directors. The number of directors within the range prescribed by the Articles and the CBCA is determined, in accordance with the Corporation's by-laws and organizational resolutions, by a resolution of

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DragonWave Inc.
Management Proxy Circular
May 13, 2013

the Board. In accordance with the Articles and the CBCA, the Board may, without shareholder approval, appoint up to two directors to hold office until the next annual meeting of shareholders.

The following tables set out, among other things, the name of each person proposed to be nominated for election, as well as other pertinent information, including principal occupation or employment, all major positions and offices presently held in the Corporation, the year first elected a director of the Corporation (if applicable), the number of Common Shares and options to purchase Common Shares beneficially owned, or controlled or directed, directly or indirectly, by such person as of May 13, 2013, biographical information of each nominee, any Board committee memberships of each nominee, a record for attendance of Board and committee meetings for the fiscal year ended February 28, 2013, and information regarding directorships on other public boards of directors. For additional information see also "Compensation of Directors".

All dollars figures are represented below in US dollars ("USD"). For payments or income earned in foreign currencies, the rates used to translate are the average rate for the 2013 fiscal year: Canadian dollars to USD is 1.0039 (0.9961); Euros to USD is 1.2964 (0.7714); Great Britain pounds sterling to USD is 1.5929 (0.6278).

Claude Haw (Chair), Ottawa, Ontario, Canada Common Shares: Nil Options: 69,139 Board details: • Director since 2003 • Independent	Claude Haw is President of Venture Coaches, a private consulting and investment company, which he founded in 2000. From 2009 to 2011 he was President and Chief Executive Officer of the Ottawa Centre for Research and Innovation (OCRI), Ottawa's leading economic development organization. From 2003 to early 2007, Mr. Haw was also a general partner at Skypoint Capital Corporation, an Ottawa based venture capital firm. Prior to Venture Coaches, Mr. Haw held a number of executive positions at Newbridge Networks Corporation ("Newbridge"), including Vice President of Corporate Business Development. In this role, he managed strategic investment programs in more than 20 companies. Mr. Haw has also held senior management positions at Mitel Networks Corporation and Leigh Instruments Ltd. Mr. Haw holds a bachelor of electrical engineering degree from Lakehead University in Thunder Bay, Ontario, Canada and has completed the Canadian Securities Course. He has completed the ICD Director Education Program and attained the ICD.D designation in 2012. Mr. Haw was also recognized for his contribution to Canadian innovation with the Queen Elizabeth II Diamond Jubilee Medal in 2012.

Board/Committee Membership	Attendance	Attendance (Total)		Total Compensation

Board (Chair)	19/19	29/29	100%	Year Ended	Amount
Audit Committee	4/4			February 28, 2013	$86,879
Compensation Committee	2/2
Integration Committee	2/2
Nominating and Governance Committee (Chair)	1/1
Strategy Committee (Chair)	1/1

Public Board Membership During Last Five Years		Public Board Committee Memberships	Public Board Interlocks

Edgewater Wireless Systems Inc.	2012 - Present	Audit Committee	Nil

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DragonWave Inc.
Management Proxy Circular
May 13, 2013

Peter Allen, Ottawa, Ontario, Canada President and CEO, DragonWave Common Shares: 458,662 Options: 363,000 Board details: • Director since 2004 • Not Independent (President and CEO of DragonWave)	Prior to joining DragonWave in 2004, Peter Allen was President and CEO of Innovance Inc. ("Innovance"), a private reconfigurable optical networking company. Prior to 2000, Peter was the Vice President of Business Development for the Optical Networks Division of Nortel Networks Limited ("Nortel"), holding leadership responsibility for Nortel's optical components business as well as business development responsibility for system activities. At Nortel, Peter led a 5,000-employee global operation spanning R&D, manufacturing and sales and marketing. Peter has also held managerial positions at Ford Motor and Rothmans International plc, and has lived and worked in North America, Europe and Africa.

Board/Committee Membership	Attendance	Attendance (Total)		Total Compensation(1)

Board	19/19	19/19	100%	Year Ended	Amount
				February 28, 2013	$569,926

Public Board Membership During Last Five Years		Public Board Committee Memberships	Public Board Interlocks

Nil	—	—	—

(1)
Includes executive compensation. Mr. Allen is not separately compensated for acting as a director. See "Summary Compensation Table" for further details with respect to Mr. Allen's compensation.

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DragonWave Inc.
Management Proxy Circular
May 13, 2013

Cesar Cesaratto, Gatineau, Quebec, Canada Common Shares: Nil Options: 28,000 Board details: • Director since June 12, 2012 • Independent	Mr. Cesaratto has more than 35 years of experience in the Canadian technology industry. Mr. Cesaratto joined Nortel Networks Corporation, a communications equipment manufacturing company, in 1970 and assumed increasingly senior management roles during his 31 year career with Nortel, culminating in the role of President, Wireless Solutions for Europe, Middle East and Africa. Mr. Cesaratto retired from Nortel in 2001 and has continued to be active in the technology sector. He is currently a member of an angel investment group dedicated to the development of technology start-up companies in the Ottawa. He was a director of Tundra Semiconductor (2007 to 2009) and Breconridge Manufacturing Solutions (2007 to 2010) and is currently chairman of the board of directors of Applied Micro Circuits Corporation. Mr. Cesaratto holds a Bachelor of Engineering in Electrical Engineering from McGill University.

Board/Committee Membership	Attendance	Attendance (Total)		Total Compensation

Board	14/14	19/19	100%	Year Ended	Amount
Compensation Committee (Chair)	1/1			February 28, 2013	$45,394
Integration Committee	2/2
Nominating and Governance Committee	1/1
Strategy Committee	1/1

Public Board Membership During Last Five Years		Public Board Committee Memberships	Public Board Interlocks

Applied Micro Circuits Corporation	April 2002 - Present	Chairman of the Board, chairman of Compensation Committee, member of Governance and Nominating Committee	Nil
Tundra Semiconductors Corporation	July 2007 - June 2009	Member of Audit Committee, member of Human Resources, Governance and Nominating Committee

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DragonWave Inc.
Management Proxy Circular
May 13, 2013

Jean-Paul Cossart, Vaucresson, France Common Shares: Nil Options: 65,139 Board details: • Director since 2009 • Independent	Jean-Paul Cossart is an Associate Director of Infoteria of France, a company that provides technological coaching. He has held this position since 2004. Prior to this Mr. Cossart was Vice President Strategy and Marketing of Cofratel since 2002, a company that provides PBX and LAN integration for the enterprise market and was a subsidiary of France Telecom. Mr. Cossart also held several positions at Alcatel-CIT (Paris, France). Mr. Cossart's experience has spanned service provider, corporate and consumer markets; telephony, data/internet and broadcast services; and international development, global sales and marketing. Mr. Cossart is also on the board of directors of Mitel Networks Corporation and has been a member of its audit committee since 2008. Mr. Cossart holds an electronic engineering degree from Supélec (Ecole Supérieure d'Electricité) in Paris, France.

Board/Committee Membership	Attendance	Attendance (Total)		Total Compensation

Board	19/19	26/26	100%	Year Ended	Amount
Audit Committee	4/4			February 28, 2013	$51,475
Compensation Committee	2/2
Strategy Committee	1/1

Public Board Membership During Last Five Years		Public Board Committee Memberships	Public Board Interlocks

Mitel Networks Corporation	October 23, 2007 - Present	Audit Committee, Nominating and Governance Committee	Nil

Russell Frederick,
Ottawa, Ontario, Canada

Chief Financial Officer and Vice President, Finance of DragonWave

Common Shares: 86,860

Options: 230,000

Board details:
    •    Director since 2007
    •    Not Independent (Chief Financial Officer of DragonWave)

Prior to joining DragonWave in 2004, Russell Frederick was the Chief Operating Officer and Chief Financial Officer of Wavesat Wireless Inc. ("Wavesat"), between 2000 and 2003. Prior to Wavesat, Russell was the Chief Financial Officer of PRIOR Data Sciences Ltd. ("PRIOR"), from 1994 to 2000, where he played a key role in the management buy-out and subsequent sale of the company. Prior to his time with PRIOR, Russell was employed with Digital Equipment Ltd. of Canada in various financial roles. Russell holds a master of business administration degree in finance, as well as a bachelor of science degree from McMaster University in Hamilton, Ontario, Canada.

Board/Committee Membership	Attendance	Attendance (Total)		Total Compensation(1)

Board	19/19	19/19	100%	Year Ended	Amount
				February 28, 2013	$370,313

Public Board Membership During Last Five Years		Public Board Committee Memberships	Public Board Interlocks

Nil	—	—	—

(1)
Includes executive compensation. Mr. Frederick is not separately compensated for acting as a director. See "Summary Compensation Table" for further details with respect to Mr. Frederick's compensation.

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DragonWave Inc.
Management Proxy Circular
May 13, 2013

Lori O'Neill Ottawa, Ontario, Canada Common Shares: Nil Options: Nil Board details: • If elected, Ms. O'Neill will become a director effective June 13, 2013 • Independent	Ms. O'Neill is a Chartered Accountant and Certified Public Accountant (Illinois). She retired from Deloitte in 2012 after over 24 years of service, 16 years as partner, serving growth companies from startup to multinationals, supporting complex transactions, private and public equity offerings, mergers and acquisitions in Canada and the U.S. Ms. O'Neill currently provides contract advisory services to growth companies. Ms. O'Neill serves as co-chair of the Executive Committee of the Ottawa Chapter of the Institute of Corporate Directors, is a member of the board of directors of the University of Ottawa Heart Institute, the board of governors of Ashbury College, the board of directors of Startup Canada, the board of directors of Face-2-Face, the finance committee of the Stem Cell Network, an advisory board for the Dean of the Sprott School of Business, a faculty member of Lead To Win, and previously served on the boards of the Shepherds of Good Hope and the Ottawa Life Sciences Council. Ms. O'Neill graduated Carleton University with a Bachelor of Commerce Highest Honours in 1988, achieved her CA designation in 1989, her CPA designation in 2003, was recognized as "Top Forty under Forty" in 1999 by Ottawa Business Journal, and completed the ICD Director Education Program attaining the ICD.D designation in 2012.

Board/Committee Membership	Attendance	Attendance (Total)	Total Compensation

Not applicable. Ms. O'Neill is a management nominee for election as a director at the Meeting and has not yet served on the Board.

Public Board Membership During Last Five Years		Public Board Committee Memberships	Public Board Interlocks

Nil	—	—	—

Cease Trade Orders and Bankruptcies

Peter Allen, one of our directors and our President and Chief Executive Officer, was a director and the President of Innovance, a private, venture capital funded company that developed photonics networking solutions. On December 23, 2003, Innovance filed a Notice of Intent to make a proposal pursuant to Part III of the Bankruptcy and Insolvency Act (Canada) (the "BIA"). PricewaterhouseCoopers LLP consented to act as proposal trustee. On July 12, 2004, a majority of the creditors of Innovance voted to accept the proposal, and the proposal received court approval on September 16, 2004. The proposal trustee reported in the applicable court materials that there was no conduct of Innovance that was subject to censure, and no irregular facts to report in accordance with Section 173 of the BIA.

Cesar Cesaratto, was a director of Metconnex Canada Inc. and Metconnex US Inc. (collectively, "Metconnex") from 2005 to 2006. The names of Metconnex Canada Inc. and Metconnex US Inc. were subsequently changed to 4061101 Canada Inc. ("406") and 422875 Delaware Corp., respectively. On September 28, 2006, 406 filed a Notice of Intention to Make a Proposal naming Doyle Salewski Inc. as Trustee. On October 11, 2006, Doyle Salewski Inc. was appointed Interim Receiver of 406 pursuant to an Order of the Superior Court of Justice (Ontario). The assets of 406 were realized upon by the Interim Receiver and excess funds after payment to all secured creditors were paid to the proposal Trustee to fulfill the terms of the proposal filed by 406 on March 27, 2007.

None of the proposed nominees for director or the officers of the Corporation have been subject to a corporate cease trade or similar order.

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DragonWave Inc.
Management Proxy Circular
May 13, 2013

Director Independence

The following table summarizes the independence status under National Instrument 52-110 — Audit Committees and National Policy 58-201 — Corporate Governance Guidelines, and NASDAQ rules (including for members of the Audit Committee, the independence requirements under Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended), as determined by the Board, of the nominees for the Corporation's Board and provides further details regarding those directors who are deemed "not independent".

Name of Director	Independent	Not Independent	Reasons Not Independent

Claude Haw (Chair)	X

Peter Allen		X	President and Chief Executive Officer of the Corporation

Cesar Cesaratto	X

Jean-Paul Cossart	X

Russell Frederick		X	Chief Financial Officer of the Corporation

Lori O'Neill	X

Other Information Regarding Director Nominees

See the sections titled "Compensation of Directors" and "Statement of Corporate Governance Practices" below for further information regarding the Board.

REAPPOINTMENT OF INDEPENDENT AUDITOR

On the recommendation of the Audit Committee, management proposes to present a resolution to appoint Ernst & Young LLP, Chartered Accountants, as the auditor of the Corporation for the fiscal year ending February 28, 2014, to hold office until the close of the next annual meeting of shareholders at remuneration to be fixed by the Board. Ernst & Young LLP was first appointed as auditor of the Corporation in 2000.

Directors' Recommendation

The Board of Directors recommends a vote FOR the appointment of Ernst & Young LLP as DragonWave's auditor for the ensuing year at remuneration to be fixed by the Board.

THE PERSONS NAMED IN THE FORM OF PROXY WILL, UNLESS SPECIFICALLY INSTRUCTED OTHERWISE, VOTE FOR THE REAPPOINTMENT OF ERNST & YOUNG LLP AS THE AUDITOR OF THE CORPORATION. IN ORDER TO BE EFFECTIVE, THE RESOLUTION APPOINTING THE AUDITOR MUST BE APPROVED BY A MAJORITY OF THE VOTES CAST AT THE MEETING.

 APPROVAL OF THE "EVERGREEN AMENDMENT" TO THE STOCK OPTION PLAN

The Stock Option Plan was established to attract, retain and provide an incentive to the employees, directors, officers and consultants of the Corporation or its Related Entities (as such term is defined in the Stock Option Plan) and to advance the Corporation's interests by providing these persons with the opportunity, through stock options, to acquire an ownership interest in the Corporation. The maximum number of Common Shares issuable under the Stock Option Plan is equal to 10% of the issued and outstanding Common Shares from time to time. As of the date of this Circular, 38,055,286 Common Shares are issued and outstanding and 10% of the total number of issued and outstanding Common Shares is equal to 3,805,528 Common Shares. The Stock Option Plan is "rolling plan" but is not a true "evergreen" plan, as, under the current terms of the Stock Option Plan,

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shares issued pursuant to the exercise of options after June 15, 2010 are not returned to the pool of options available for grant. On May 8, 2013, the Board, subject to shareholder approval, approved an amendment (defined as the "Evergreen Amendment" herein) to the Stock Option Plan, effective as of the Shareholder Approval Date (as defined below), which, pursuant to the terms of the Stock Option Plan, and the rules of the Toronto Stock Exchange (the "TSX"), requires shareholder approval. The Evergreen Amendment provides that the stock option pool under the Stock Option Plan will be replenished when options granted under the Stock Option Plan are exercised. The number of Common Shares issued upon the exercise of an option will be returned to the stock option pool regardless of whether such option was exercised prior to the date the Evergreen Amendment is approved by shareholders or on or after the date that the Evergreen Amendment is approved by shareholders. In effect, if the Evergreen Amendment is approved, exercised options will become available to be re-granted. The date that the shareholders approve the Evergreen Amendment is referred to in the Stock Option Plan and this Circular as the "Shareholder Approval Date".

As of the date of this Circular, options to purchase 3,049,442 Common Shares (representing approximately 8.01% of the issued and outstanding Common Shares calculated as of the date of this Circular) are outstanding. Before giving effect to the Evergreen Amendment, as of the date of this Circular, there were 321,496 Common Shares available for grants of new options under the Stock Option Plan (representing approximately 0.84% of the issued and outstanding Common Shares calculated as of the date of this Circular) (which number excludes Common Shares issued pursuant to options exercised after June 15, 2010). After giving effect to the Evergreen Amendment, as of the date of this Circular, there will be 756,086 Common Shares available for grants of new options under the Stock Option Plan (representing approximately 1.99% of the issued and outstanding Common Shares calculated as of the date of this Circular) (which number includes Common Shares issued pursuant to options exercised after June 15, 2010).

The following table describes the effect of the Evergreen Amendment on the number of Common Shares issuable under the Stock Option Plan:

As of the date of this Circular	Before Evergreen Amendment	After Evergreen Amendment

Issued and outstanding common shares	38,055,286	38,055,286

% of issued and outstanding Common Shares reserved for issuance pursuant to Stock Option Plan	10%	10%

Maximum number of Common Shares issuable pursuant to Stock Option Plan	3,805,528	3,805,528

Less: Options exercised since June 15, 2010	(434,590)	n/a

Less: Common Shares reserved for issue pursuant to options outstanding	(3,049,442)	(3,049,442)

Common Shares available for exercise of options granted in the future	321,496	756,086

As noted in the table above, if the Evergreen Amendment is approved, Common Shares issued pursuant to options exercised after June 15, 2010 and prior to the Shareholder Approval Date and Common Shares issued pursuant to options exercised on or after the Shareholder Approval Date will not be deducted from the pool of Common Shares available for issuance under the Stock Option Plan.

Should the Corporation issue additional Common Shares in the future, the number of Common Shares issuable under the Stock Option Plan will increase accordingly. Regardless of whether the Evergreen Amendment is approved, Common Shares which by reason of the expiration, cancellation or termination of an unexercised option are no longer subject to purchase are returned to the pool of Common Shares issuable under the Stock Option Plan and will be available for future grants under the Stock Option Plan.

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Additional information regarding the terms and conditions of the Stock Option Plan can be found in this Circular under "Information on Executive Compensation — Option-Based Awards — Description of the Stock Option Plan".

Form of Resolution and Vote Required

A copy of the full text of the resolution to approve the Evergreen Amendment is annexed to the Circular as Appendix A. In order to be effective, the resolution requires the approval of a majority of the votes cast by the shareholders of the Corporation present or represented by proxy at the Meeting.

Directors' Recommendation

The Board has determined that the Evergreen Amendment is in the best interests of the Corporation and its shareholders and, therefore, recommends that the shareholders vote FOR the resolution approving the Evergreen Amendment.

THE PERSONS NAMED IN THE FORM OF PROXY WILL, UNLESS SPECIFICALLY INSTRUCTED OTHERWISE, VOTE FOR THE RESOLUTION APPROVING THE EVERGREEN AMENDMENT ANNEXED TO THIS CIRCULAR AS APPENDIX A. IN ORDER TO BE EFFECTIVE, THE RESOLUTION MUST BE APPROVED BY A MAJORITY OF THE VOTES CAST AT THE MEETING.

 APPROVAL OF THE UNALLOCATED OPTIONS UNDER THE STOCK OPTION PLAN

The Board wishes to renew the Stock Option Plan which was last approved by shareholders of the Corporation on June 15, 2010. The rules of the TSX provide that all unallocated options, rights or other entitlements under a security-based compensation arrangement which does not have a fixed number of maximum securities issuable be approved by the listed issuer's security holders every three years after its institution. This rule applies to the Stock Option Plan, which provides that the maximum number of Common Shares available for issuance thereunder is equal to 10% of the number of Common Shares issued and outstanding from time to time (as described in section 1.4 of the Stock Option Plan).

Unallocated options were approved by the shareholders effective June 15, 2010. As the three-year term prescribed by the TSX expires on June 15, 2013, an ordinary resolution (the "Stock Option Plan Resolution") will be placed before the shareholders of the Corporation to approve the unallocated options. The approval with respect to the unallocated options will be effective until June 13, 2016, being three years from the date of the Meeting. If approval is not obtained at the Meeting, options which have not been allocated as of June 13, 2013 and options which are outstanding as of June 13, 2013 and are subsequently cancelled, terminated or exercised will not be available for a new grant of options. Previously allocated options will continue to be unaffected by the approval or disapproval of the resolution. In addition, for purposes of stock options which are intended to qualify as "incentive stock options" within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, the Stock Option Plan Resolution also extends the 10-year term during which incentive stock options may be granted under the Stock Option Plan until the 10th anniversary of the date that shareholders approve the Stock Option Plan Resolution.

Regardless of whether shareholders approve the Evergreen Amendment discussed above under "Approval of the "Evergreen Amendment" to the Stock Option Plan", the Stock Option Plan Resolution will apply with respect to the approval of unallocated options based on the maximum number of shares issuable under the Stock Option Plan after the Shareholder Approval Date being equal to 10% of the number of Common Shares issued and outstanding from time to time. However, if the Evergreen Amendment is approved, 756,086 Common Shares (representing approximately 1.99% of the outstanding Common Shares calculated as of the date of this Circular) will be available for future grants of options under the Stock Option Plan (which number includes Common Shares issued pursuant to options exercised after June 15, 2010). If the Evergreen Amendment is not approved 321,496 Common Shares (representing approximately 0.84% of the outstanding Common Shares calculated as

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of the date of this Circular) would be available for future grants of options under the Stock Option Plan (which number excludes Common Shares issued pursuant to options exercised after June 15, 2010). Should the Corporation issue additional Common Shares in the future, the number of Common Shares issuable under the Stock Option Plan will also increase accordingly.

Additional information regarding the terms and conditions of the Stock Option Plan can be found in this Circular under "Information on Executive Compensation — Option-Based Awards — Description of the Stock Option Plan".

Form of Resolution and Vote Required

A copy of the full text of the resolution to approve the Stock Option Plan Resolution is annexed to the Circular as Appendix B. In order to be effective, the resolution requires the approval of a majority of the votes cast by the shareholders of the Corporation present or represented by proxy at the Meeting.

Directors' Recommendation

The Board has determined that the renewal of the Stock Option Plan is in the best interests of the Corporation and its shareholders and, therefore, recommends that the shareholders vote FOR the Stock Option Plan Resolution.

THE PERSONS NAMED IN THE FORM OF PROXY WILL, UNLESS SPECIFICALLY INSTRUCTED OTHERWISE, VOTE FOR THE STOCK OPTION PLAN RESOLUTION ANNEXED TO THE CIRCULAR AS APPENDIX B. IN ORDER TO BE EFFECTIVE, THE RESOLUTION MUST BE APPROVED BY A MAJORITY OF THE VOTES CAST AT THE MEETING.

 COMPENSATION OF DIRECTORS

General Compensation Principles for Directors

Compensation for directors of the Corporation is determined by the full Board, based on recommendations from the Compensation Committee of the Board. In determining appropriate compensation for directors, the Board and the Compensation Committee consider risks and responsibilities assumed by the directors as well as prevailing market conditions and practices. The Compensation Committee takes a broad approach to assessing comparative market references and applies its business judgment in making compensation decisions. The Board and the Compensation Committee also take into account factors such as the director's committee membership(s), the time commitment associated with acting in this capacity, and the director's background experience and skill set. Accordingly, compensation may vary by director.

Compensation Review

The charter for the Compensation Committee of the Board provides that the Compensation Committee shall periodically, but at least every third year, review and make a recommendation to the Board regarding the compensation of the Board. In accordance with its charter, in February 2010 the Compensation Committee reviewed the Corporation's director compensation policy with a view to aligning overall directors' compensation with prevailing market conditions. To assist in this review, the Corporation retained Towers Watson & Co. ("Towers Watson") in April, 2010 to make recommendations and perform a compensation benchmarking study (the "Towers Watson Report"). As a result of the Compensation Committee's review of director compensation, and after taking account of the Towers Watson Report and other factors, the Board concluded to re-align directors' cash compensation for the fiscal year ended February 29, 2011 such that the directors receive a retainer and additional amounts depending on their committee roles and participation and number of meetings attended.

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Each element of the cash compensation was targeted at the 50th percentile of the benchmark companies. The compensation policy for the award of options to independent directors, being an annual grant of between 0.025% and 0.05% of outstanding Common Shares to each independent director, remained unchanged as a result of the review; provided that, pursuant to the Stock Option Plan amendments approved by the shareholders at the 2010 Annual and Special Meeting of shareholders of the Corporation held on June 15, 2010, grants of options to "Non-Executive Directors" (defined as any director of the Corporation or a related entity who is not also an employee of the Corporation or an employee of a related entity) in their capacity as such shall be limited, for each Non-Executive Director, to a grant in each fiscal year of the Corporation of options with an award value, together with any other equity award (as defined in the Stock Option Plan) in that fiscal year, not exceeding $100,000, calculated using the Black-Scholes methodology or, in the discretion of the Plan Administrator, such other methodology as may be prescribed under generally accepted accounting principles, at the date of grant. As provided in the Compensation Committee's charter, the Compensation Committee will conduct further periodic reviews of director compensation in the future and may recommend further adjustments based on then-prevailing market conditions, succession planning, the scope of a director's duties, and other relevant factors.

In the fiscal years ended February 29, 2012 and February 28, 2013, no fees were paid to any consultant or advisors for services related to compensation matters.

DragonWave has not, since the completion of its fiscal year ended February 28, 2013, retained any consultant or advisor to assist the Board or the Compensation Committee in determining compensation for any of its directors or executive officers. The independent review that would normally take place in early 2013 has been deferred as the Corporation is currently undertaking a number of measures to reduce expenses, and the Board did not feel that adding costs for external compensation review was the best use of funds in the near term.

In connection with its review of the compensation for directors and officers for the fiscal year ended February 29, 2012, the Compensation Committee considered changes to the disclosure required by National Instrument 51-102 — Continuous Disclosure Obligations and related Form 51-102F6 — Statement of Executive Compensation and, in connection with such changes, recommended that the Board amend the charter of the Compensation Committee to provide that, at least annually, the Compensation Committee shall consider the implications of the risks associated with the compensation policies and practices of the Corporation.

On May 8, 2013, the Board, on the recommendation of the Compensation Committee, approved a new policy with respect to options to purchase Common Shares granted to independent directors which provides that, as of May 8, 2013, the vesting provisions of new grants of options to independent directors will provide for full vesting of such options in connection with a change of control of the Corporation. The Board believes that the new vesting policy is in keeping with industry standards and is required in order to attract and retain high quality candidates for the Board. No change of control of the Corporation is currently contemplated.

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Management Proxy Circular
May 13, 2013

Director Compensation Table for Fiscal Year Ended February 28, 2013

The following table sets forth all amounts of compensation earned by the directors of the Corporation (other than Peter Allen and Russell Frederick, who are not separately compensated for their service as directors and whose compensation is reflected in the "Summary Compensation Table" under "Information on Executive Compensation" below) for the financial year ended February 28, 2013.

Name of Director	Fees Earned(1)		Option Based Awards(2)	All other compensation	Total compensation

Claude Haw (Chair)	$65,122		$21,757	Nil	$86,879

Jean-Paul Cossart	$29,718	(3)	$21,757	Nil	$51,475

Thomas Manley(4)	$34,812		$21,757	Nil	$56,569

Cesar Cesaratto	$23,637		$21,757	Nil	$45,394

Gerry Spencer (Former Chair)(5)	$51,569	(6)	$21,757	Nil	$73,326

Terence Matthews(7)	$5,444		Nil	Nil	$5,444

(1)
All compensation, with the exception of Mr. Spencer and Mr. Cossart, is paid in CAD dollars.

(2)
Option based award values are calculated at their market value established using the Black-Scholes methodology, which has been chosen as the method to value options as it is the most widely recognized methodology and is accepted as a US generally accepted accounting standard. The Black-Scholes methodology considers various factors including historical share prices, price volatility and interest rates.

(3)
Mr. Cossart's compensation is paid in Euros ("EUR").

(4)
Mr. Manley will not stand for re-election at the Meeting.

(5)
Mr. Spencer resigned as a director effective October 10, 2012.

(6)
Mr. Spencer's compensation was paid in Great Britain pounds sterling ("GBP").

(7)
Mr. Matthews did not stand for re-election at the annual meeting of shareholder of the Corporation on June 12, 2012 and therefore ceased being a director on that date.

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Management Proxy Circular
May 13, 2013

Outstanding Option-Based Awards for Directors as at February 28, 2013

The following table sets forth all unexercised options outstanding as of February 28, 2013 for each director of the Corporation (other than Peter Allen and Russell Frederick whose unexercised options are reflected in the table titled "Outstanding Option-Based Awards and Share-Based Awards as at February 28, 2013 under "Information on Executive Compensation" below).

Name of Director	Number of Common Shares underlying unexercised options	Option exercise price (CAD $)	Option expiration date	Aggregate value of unexercised in-the- money options as at February 28, 2013 (US $)(1)(2)

Claude Haw (Chair)	13,500	$2.94	July 10, 2017	Nil
	14,279	$3.38	May 14, 2014
	14,238	$5.73	May 12, 2013
	14,860	$6.04	June 15, 2015
	12,000	$6.77	May 11, 2016

Jean-Paul Cossart	13,500	$2.94	July 10, 2017	Nil
	14,279	$5.83	July 21, 2014
	10,860	$6.04	June 15, 2015
	12,000	$6.77	May 11, 2016

Thomas Manley(3)	13,500	$2.94	July 10, 2017	Nil
	10,860	$6.04	June 15, 2015
	12,000	$6.77	May 11, 2016
	3,570	$13.74	December 1, 2014

Cesar Cesaratto	13,500	$2.94	July 10, 2017	Nil

(1)
The closing market price of the Common Shares on the Toronto Stock Exchange (the "TSX") on February 28, 2013 was $2.50 CAD per Common Share.

(2)
Foreign currency is translated at the closing rate for the 2013 fiscal year. CAD to USD is 0.9723 (1.0285).

(3)
Mr. Manley will not stand for re-election at the Meeting.

Incentive Plan Awards — Value Vested by Directors During the Fiscal Year ended February 28, 2013

The following table sets forth the value vested by each director of the Corporation (other than Peter Allen and Russell Frederick whose value vested option-based awards are reflected in the table titled "Incentive Plan Awards — Value Vested or Earned During the Year Ended February 28, 2013" under "Information on Executive Compensation" below) during the year ended February 28, 2013.

Name of Director	Option-based awards — Value vested during the year ended February 28, 2013 (US $)(1)(2)

Claude Haw (Chair)	$227

Jean-Paul Cossart	Nil

Thomas Manley(3)	Nil

Cesar Cesaratto	Nil

Gerry Spencer (Former Chair)(4)	Nil

Terence Matthews(5)	Nil

(1)
Represents the aggregate dollar value that would have been realized had the options under the option-based award had been exercised on the vesting date. Calculated as the difference between the market price of the underlying securities on the vesting date and the exercise price of the options under the option-based award plan multiplied by the amount of options vesting.

(2)
Foreign currency is translated at the average rate for the 2013 fiscal year. CAD to USD is 1.0039 (0.9961).

(3)
Mr. Manley will not stand for re-election at the Meeting.

(4)
Mr. Spencer resigned as a director effective October 10, 2012.

(5)
Mr. Matthews did not stand for re-election at the annual meeting of shareholder of the Corporation on June 12, 2012 and therefore ceased being a director on that date.

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DragonWave Inc.
Management Proxy Circular
May 13, 2013

DIRECTORS' AND OFFICERS' INSURANCE AND INDEMNIFICATION

The Corporation's by-laws provide for the indemnification by the Corporation of the Corporation's directors and officers from and against liability and costs in respect of any action or suit against them in connection with the execution of their duties of office, subject to certain limitations. The Corporation has also entered into contractual indemnities in favour of each of its directors, and certain of the directors of its principal subsidiaries, that provide, to the full extent allowed by law, that the Corporation shall indemnify and save harmless each director, his estate, executors, administrators, legal representatives and lawful heirs, from and against any and all costs, charges or expenses (including, but not limited to, an amount paid to settle any action or to satisfy any judgment, legal fees on a solicitor and client basis, other professional fees, out-of-pocket expenses for attending proceedings including discoveries, trials, hearings and meetings, and any amount for which he is liable by reason of any statutory provision whether civil, criminal or otherwise ("indemnifiable costs")), suffered or incurred by the director or such other indemnified parties, directly or indirectly, as a result of or by reason of the director: (i) being or having been a director or officer of the Corporation or an affiliate of the Corporation or by reason of any action taken by the director in his capacity as a director or officer of the Corporation or an affiliate of the Corporation; (ii) being or having been a member of a committee of the board of directors of the Corporation or an affiliate of the Corporation; or (iii) acting as a member of the Plan Administrator pursuant to the Stock Option Plan, subject to certain conditions being satisfied including that the director: (a) acted honestly and in good faith with a view to the best interests of the Corporation, or the best interests of the Corporation's affiliate, as the case may be; and (b) in the case of a criminal or administrative action, proceeding, investigation, inquiry or hearing that is enforced by monetary penalty, he had reasonable grounds for believing that his conduct was lawful. The indemnities also provide that indemnifiable costs will be paid by the Corporation immediately, with the agreement that, in the event it is ultimately determined that the indemnified party was not entitled to be so indemnified, such amounts shall be refunded to the Corporation.

The Corporation has purchased insurance referred to in subsection 124(6) of the CBCA for the benefit of its directors and officers in respect of certain liabilities that may be incurred by them in such capacities. The directors' and officers' insurance coverage is contained in policies issued on June 1, 2012 to May 31, 2013. The policies carry a combined annual limit of $40 million with a deductible of $25,000 for each claim. The effective annual premium of $322,000 has been paid by the Corporation. The Corporation expects to renew its directors' and officers' insurance policy on June 1, 2013 on substantially similar terms.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, executive officer or employee or former director, executive officer or employee of the Corporation, or any associate of any such person, was indebted to the Corporation or its subsidiaries at any time during the fiscal year ended February 28, 2013 and/or as at the date of this Circular.

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May 13, 2013

 INFORMATION ON EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

The Compensation Committee assists in carrying out the Board's oversight responsibility for the Corporation's human resources and compensation policies and processes, including executive compensation. The current members of the Compensation Committee are Claude Haw (Chair), Cesar Cesaratto and Jean-Paul Cossart. The responsibilities of DragonWave's Compensation Committee are discussed in detail in the Compensation Committee's charter, which is available on the Corporation's website at www.dragonwaveinc.com or may be obtained free of charge upon request from Investor Relations at the Corporation's head office located at 411 Legget Drive, Suite 600, Ottawa, Ontario, K2K 3C9. As set forth in its Charter, the Compensation Committee's responsibilities include:

  •
  annually assessing and making a recommendation to the Board on the competitiveness and appropriateness of the total compensation package for the Chief Executive Officer and the Corporation's "Named Executive Officers", being the Corporation's President and Chief Executive Officer (Peter Allen), the Corporation's Vice President, Finance and Chief Financial Officer (Russell Frederick) and the three other most highly compensated executive officers of the Corporation and its subsidiaries that earned total annual compensation during the year ended February 28, 2013 that exceeded $150,000 (Erik Boch, Dave Farrar and Alan Solheim);

  •
  annually reviewing the performance goals and criteria for the Chief Executive Officer and evaluating the performance of the Chief Executive Officer against such goals and criteria, and recommending to the Board the amount of regular and incentive compensation to be paid to the Chief Executive Officer;

  •
  annually reviewing and making a recommendation to the Board regarding the Chief Executive Officer's performance evaluations of the other Named Executive Officers and his recommendations with respect to the amount of regular and incentive compensation to be paid to such Named Executive Officers;

  •
  annually considering the implications of the risks associated with the compensation policies and practices of the Corporation; and

  •
  reviewing and making recommendations to the Board regarding any employment contracts or arrangements with any Named Executive Officers, including any retiring allowance arrangements or similar arrangements to take effect in the event of a termination of employment.

Objectives of Compensation Program

The purpose of the Corporation's compensation program is to attract and retain highly competent executives in a competitive marketplace. The program is intended to provide the Named Executive Officers with compensation that is industry competitive, internally equitable and commensurate with their skills, knowledge, experience and responsibilities. The primary objective of the program, however, is to firmly align total executive compensation with the attainment of the Corporation's performance goals.

Elements of Compensation

The key components of compensation for executives of DragonWave, including the Named Executive Officers, are base salary, short-term incentives in the form of bonuses and long-term incentives in the form of stock options and the ability to participate in DragonWave's Employee Share Purchase Plan (the "ESPP"), as further

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described in the table below. Benefits are the remaining compensation component and comprise a small portion of total annual compensation.

Element	Form	Period	Program Objectives

Base Salary	Cash	Annual	• Reflect executives' scope of responsibility, capability, knowledge, experience, performance and maturity in role

Variable Compensation

Short-term Incentive	Cash	Annual	• Reward executive for achievement of annual corporate performance goals

Long-term Incentive	Stock Options ESPP participation	4 year vesting N/A	• Align interests of executives and shareholders • Motivate and reward executives for creating increased shareholder value • Attract and retain key talent

Benefits	Group health, dental, long-term disability and life insurance benefits	N/A	• Provide competitive benefit programs that protect the health and well-being of executives

In establishing the overall award level each year, the Compensation Committee considers each compensation element separately, and in combination, to determine the appropriate level of total compensation for the year. In reaching this determination, the Compensation Committee considers a broad range of both objective and subjective measures for each compensation element. The Corporation's approach has been to have a portion of total cash compensation at risk such that the appropriate incentive is in place for the executives to achieve, and over achieve, the growth and profitability objectives in the program.

Fiscal 2011 Compensation Review

In light of the rapid revenue growth that the Corporation experienced during the fiscal year ended February 28, 2010 and the listing of the Corporation's Common Shares on NASDAQ in October, 2009, the Compensation Committee determined that it was advisable to retain an external compensation consultant to review executive compensation for selected executive positions, including the positions held by the Named Executive Officers, as well as the compensation of the Board and its committees. Towers Watson was retained to perform the review and prepare the Towers Watson Report, which was completed early in the 2011 fiscal year. Towers Watson received $56,978 in compensation for its work.

The Towers Watson Report included an assessment of the competitive positioning of the Corporation's compensation practices relative to a group of comparator companies. The peer group agreed to by the Corporation and Towers Watson for the purpose of this study was Acme Packet Inc., Blue Coat Systems Inc., Bridgewater Systems Corp., COM DEV International Ltd., DALSA Corp., Harris Stratex Networks (now known as Aviat Networks Inc.), International Datacasting Corporation, March Networks Corporation, Redknee Solutions Inc., Redline Communications Group Inc., Riverbed Technology Inc., RuggedCom Inc., Sandvine Corp., Vecima Networks Inc. and Zarlink Semiconductor Inc. Based on the Towers Watson Report, the Compensation Committee concluded that in certain respects the compensation of the Named Executive Officers did not reflect market comparables. In particular, Towers Watson found that the base salaries for the Named

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Executive Officers were below the 50th percentile. After reviewing the Towers Watson Report, the Compensation Committee determined that a better balance between base salary and bonus compensation would be appropriate. As a result, for fiscal 2011, the Board approved increases to the base salaries for the Named Executive Officers to CAD$375,000 for Mr. Allen, CAD$250,000 for Mr. Frederick, CAD$250,000 for Mr. Boch, CAD$250,000 for Mr. Farrar and CAD$250,000 for Mr. Solheim. These new base salaries, when combined with the bonus opportunity, are intended to fall at approximately the 50th percentile level compared to the Corporation's peer group.

Further detail regarding each element of compensation is set forth below.

  Base Salary

  As noted above, the Compensation Committee evaluates the performance of the Corporation's Chief Executive Officer, and recommends to the Board the Chief Executive Officer's compensation package including base salary, in light of that evaluation. The Chief Executive Officer's base salary is determined pursuant to the terms of an employment agreement, with annual increases at the discretion of the Board. The Compensation Committee considers the following factors in evaluating the Chief Executive Officer's performance:

  •
  the degree to which he has displayed leadership for the senior management team and the organization as a whole;

  •
  strategic planning and the execution of the Corporation's strategic plans;

  •
  the Corporation's financial results; and

  •
  communications and relations with shareholders, the Board, senior management and employees.

  The Corporation's budget for funding base salary increases is also considered. For the fiscal year ended February 28, 2013, based on the recommendations of the Compensation Committee, the Board, Mr. Allen's base salary remained at CND$375,000. Accordingly, there has been no change to Mr. Allen's base salary since the fiscal year ended February 28, 2011.

  The base salary of each executive officer is determined by the terms of their respective employment agreement, with annual increases at the discretion of the Board. Base salaries of Named Executive Officers other than the Chief Executive Officer are reviewed by the Compensation Committee after consultation with, and upon the recommendation of, the Chief Executive Officer for approval by the Board. After evaluating each executive officer's performance over the year in light of (i) the Corporation's overall financial performance, (ii) the individual's performance during the year and contributions to the Corporation, and (iii) other relevant factors (for example, market conditions), the Chief Executive Officer may deem it appropriate to recommend executive officer base salary adjustments to the Compensation Committee. The Compensation Committee exercises judgment in weighing these and other factors and recommending base salary levels for the executive officers. As noted above, in fiscal year 2011, the Compensation Committee and the Board also considered the findings of the Towers Watson Report in deciding to increase the base salary of each executive officer relative to bonus compensation. The Corporation's budget for funding base salary increases is also considered.

  For the fiscal year ended February 28, 2013, based on the recommendations of the Compensation Committee, the Board set base salaries for the non-CEO Named Executive Officers at CAD$250,000 for Mr. Frederick, CAD$250,000 for Mr. Boch, CAD$250,000 for Mr. Farrar and CAD$250,000 for Mr. Solheim. The base salaries for Mr. Frederick, Mr. Boch, Mr. Farrar and Mr. Solheim, accordingly, did not change from the previous year.

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  Variable Compensation (Short Term) — Annual Cash Bonuses

  The second element of the Corporation's compensation program is an annual cash bonus. Under their employment agreements, all of the Corporation's executive officers are entitled to receive an annual cash bonus based on corporate performance. In a typical fiscal year, the amounts of bonuses are based on achievement of corporate performance goals (such as annual revenue and income) relative to the Board's approved plan for each of those measures for the fiscal year (the "Plan"). Employment agreements with the Named Executive Officers set out the parameters for the amount of such bonuses with the Chief Executive Officer being entitled to an on-Plan performance bonus equal to 75% of his annual base salary and each of the Corporation's other Named Executive Officers being entitled to an on-Plan bonus equal to 50% of his annual base salary. For example, if actual performance exceeds the Plan, the bonus is proportionately increased, with accelerators for exceptional above-Plan performance. Similarly, if actual performance is below Plan, the bonus is proportionately decreased, and at certain levels below Plan the bonus opportunity goes to zero. The Board believes these bonuses play a key role in enabling the Corporation to attract, retain and motivate executive officers.

  The Compensation Committee has broad discretion in reviewing and recommending the performance goals that make up the Plan for each fiscal year to the Board. Two dynamics affected the objective setting process for fiscal year 2013. Throughout much of fiscal year 2012 and the first quarter of fiscal year 2013, the Board was considering various acquisition opportunities, including the potential acquisition of the Nokia Siemens Networks microwave transport business which was in fact negotiated and announced on November 4, 2011, was amended and re-announced on May 3, 2012 and finally closed on June 1, 2012.

  In connection with the completion of the acquisition of the Nokia Siemens Networks microwave transport business, the Compensation Committee recommended the payment of one-time special bonuses to certain Named Executive Officers for their extraordinary contribution to the construction, negotiation and execution of the transaction. The Board approved the one-time special bonuses in recognition that the transaction was labor-intensive for a lengthy period of time and that the continuity and motivation of the management team continued to be critical to successful execution in the near term in connection with the integration of the microwave transport business. The Board noted that while the results of the transaction would only be fully apparent over time, that other compensation elements (including both fiscal 2013 cash incentives and options) will be strongly impacted by the medium and long-term outcome of the acquisition.

  The one-time special bonuses were paid to Peter Allen, CAD$125,000; Alan Solheim, CAD$75,000; and Russell Frederick, Erik Boch and Dave Farrar, CAD$70,000 each. The Compensation Committee concluded that it would be appropriate to set corporate performance objectives for the balance of fiscal year 2013 based on the combined business and recommended this approach to the Board. This approach was approved by the Board. The actual financial performance of the Corporation in the fiscal year was not consistent with the bonus plan objectives, and accordingly, no regular bonuses were awarded for fiscal year 2013.

  Variable Compensation (Long-term) — Equity Compensation

  The third element of the Corporation's compensation program is equity compensation. Equity compensation is intended to more closely align annual incentive compensation, as well as total compensation, with the financial interests of shareholders. The equity compensation component of the Corporation's compensation program is based upon: (1) awards of stock options under the Corporation's Stock Option Plan and (2) the ability to participate in the Corporation's ESPP.

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          Stock Option Compensation

    The Corporation's Compensation Committee administers the Stock Option Plan. The purpose of the Stock Option Plan is to:

      •
      increase the interest in the Corporation's welfare of those individuals who share primary responsibility for the management, growth and protection of the Corporation's business;

      •
      furnish an incentive to such individuals to continue providing their services to the Corporation; and

      •
      provide a means through which the Corporation may attract qualified persons to engage as directors, officers, employees and consultants.

    In determining whether to grant options and how many options to grant to eligible persons under the Stock Option Plan, consideration is given to each individual's past performance and contribution to the Corporation as well as that individual's expected ability to contribute to the Corporation in the future. Prior option grants are taken into account when determining whether to grant options to an executive officer of the Corporation.

          Employee Share Purchase Plan (ESPP)

    The Corporation's ESPP was implemented in the 2008 fiscal year following the approval of shareholders obtained at the Corporation's annual general and special meeting held on July 17, 2008. The purpose of the ESPP is to give employees of the Corporation access to an equity participation vehicle, in addition to the Stock Option Plan, through the purchase of Common Shares by payroll deduction and the issuance of matching shares. The ESPP is intended to encourage employees to use their combined best efforts on behalf of the Corporation to improve its profits through increased sales, reduction of costs and increased efficiency.

    In the fiscal year ended February 28, 2013, three of the Named Executive Officers participated in the ESPP. As of May 13, 2013, two of the Named Executive Officers participated in the ESPP.

Benefits

No material additional benefits or perquisites are currently provided to members of management that are not available to employees of the Corporation generally. Benefits are generally extended to all employees include health, long-term disability, dental and group life insurance.

The Board retains the discretion to make further adjustments to the base salaries and other compensation of the Named Executive Officers as market conditions and other circumstances warrant.

Managing Compensation-Related Risk

During the fiscal year ended February 28, 2013, the Compensation Committee, in keeping with its charter considered the implications of the risks associated with the Corporation's compensation policies and practices. For the fiscal year ended February 28, 2013, the Compensation Committee did not identify any risks arising from the Corporation's compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.

In connection with managing any compensation-related risk, the Compensation Committee reviews and manages the policies and practices of the Corporation and ensures that they are aligned with the interests of the shareholders. As discussed above, the Compensation Committee reviews, among other things, the compensation and the annual salary increases of the executive officers of the Corporation while keeping as a reference the financial performance of the Corporation. The Board as a whole also addresses risk related to compensation

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policies in the context of compensation mechanisms that are linked to the achievement of certain goals or projects. The Board is involved in the supervision of the key projects and initiatives of the Corporation and the manner in which they are being carried out. Consequently, the Board is in a position where it can control the risks that may be taken by the Corporation's management and ensures that those risks remain appropriate and that members of the management do not expose the Corporation to excessive risks.

Related to managing the risks associated with compensation policies and practices, on May 2, 2012, the Board amended the Corporation's Insider Trading Policy to specifically prohibit directors and officers from purchasing financial instruments, including for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the officer or director.

The Board believes that the following practices discourage or mitigate excessive risk-taking:

  •
  Incentive awards are based on multiple metrics, including both relative and absolute metrics.

  •
  There is an appropriate compensation mix, including fixed and performance based compensation with short and longer term performance conditions and multiple forms of compensation.

  •
  The Compensation Committee has discretion in assessing a portion of the annual incentive performance.

  •
  Messrs. Cossart and Haw are on both the Compensation and Audit Committees which assists the Compensation Committee in having a comprehensive understanding of the Corporation's financial-related risks.

Purchase of Financial Instruments

As noted above, the Insider Trading Policy contains provisions such that Named Executive Officers and directors are not permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by a Named Executive Officers or director.

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Performance Graph

The following graph compares the cumulative shareholder return of the Common Shares to the cumulative returns of the S&P/TSX Composite Index for the period commencing on March 1, 2008 and ending on February 28, 2013. The graph assumes an investment of $100 on March 1, 2008 in the Corporation's Common Shares.

The Named Executive Officers' compensation is not based on performance of the Corporation's stock price, and therefore the Named Executive Officers' compensation may not directly compare to the trend shown above.

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Summary Compensation Table

The following table sets forth compensation information for the fiscal year ended February 28, 2011, the fiscal year ended February 29, 2012 and the fiscal year ended February 28, 2013 for the Corporation's Named Executive Officers.

Name and principal position	Fiscal Year ended Feb. 28/29	Salary ($)	Option- based awards ($)(1)(2)	Non-equity incentive plan compensation ($)(3)(4)	All other compensation ($)	Total compensation ($)(4)

Peter Allen President and Chief Executive Officer	2013 2012 2011	$376,463(4) $381,675(4) $364,538(4)	$64,465 $184,545 $148,886	$123,475 Nil Nil	$5,523 $4,580 Nil	$569,926 $570,800 $513,423

Russell Frederick Vice President, Finance and Chief Financial Officer	2013 2012 2011	$250,975(4) $254,450(4) $243,025(4)	$48,349 $129,181 $70,229	$69,146 Nil Nil	$1,843 $73 Nil	$370,313 $383,704 $313,254

Erik Boch Vice President, Engineering and Chief Technology Officer	2013 2012 2011	$250,975(4) $254,450(4) $243,025(4)	$51,297 $129,181 $70,229	$69,146 Nil Nil	Nil Nil Nil	$371,418 $383,631 $313,254

Alan Solheim(5) Vice President, Corporate Development	2013 2012 2011	$250,975(4) $254,450(4) $243,025(4)	$48,349 $129,181 $70,229	$74,085 Nil Nil	Nil $2,740 Nil	$373,409 $386,685 $313,254

David Farrar Vice President, Operations	2013 2012 2011	$250,975(4) $254,450(4) $243,025(4)	$48,349 $129,181 $70,229	$69,146 Nil Nil	Nil $3,054 Nil	$368,470 $386,685 $313,254

(1)
Option based award values are calculated at their fair market value established using the Black-Scholes methodology.

(2)
Foreign currency is translated at the average rate for the 2013 fiscal year. CAD to USD is 1.0039 (0.9961).

(3)
Non-equity incentive plan compensation consists of a one-time bonus associated with acquisition of the Nokia Siemens Networks microwave transport business described above

(4)
All compensation is denominated and paid in CAD dollars. All compensation is translated at the average rate for the 2013 fiscal year, the 2012 fiscal year and the 2011 fiscal year. The rates used were CAD to USD, 1.0039 (0.9961), CAD to USD, 1.0178 (0.9825), and CAD to USD, 0.9721 (1.0287) respectively.

(5)
Mr. Solheim ceased to be an employee of the Corporation subsequent to February 28, 2013. In connection with the cessation of his employment he received an aggregate amount of $208,881, representing his contractual entitlements and an additional amount for customary releases.

Option-Based Awards

Description of the Stock Option Plan

A copy of the Stock Option Plan, which incorporates the Evergreen Amendment, is attached as Appendix C hereto. The following summary of the Stock Option Plan reflects the Evergreen Amendment and is qualified in its entirety by the provisions of the Stock Option Plan. See "Approval of the "Evergreen Amendment" to the Stock Option Plan" above.

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The Stock Option Plan was established to attract, retain and provide an incentive to the employees, directors, officers and consultants of the Corporation or its related entities (which includes any individual or company that controls or is controlled by the Corporation, or that is controlled by the same person or company that controls the Corporation), and to advance the Corporation's interests by providing these persons with the opportunity, through stock options, to acquire an ownership interest in the Corporation.

The Stock Option Plan is administered by the Compensation Committee, or if a Compensation Committee is not appointed, by the Board (in either case, the "Plan Administrator"). All options granted under the Stock Option Plan must be approved by the Board, unless authority to grant options is specifically delegated to the Compensation Committee by the Board. In granting options, the Compensation Committee or the Board, as applicable, may determine the terms relating to each option, including the number of shares subject to each option, the exercise price in accordance with the terms of the Stock Option Plan, the expiration date of each option, and the extent to which each option is exercisable during the term of the option. The Stock Option Plan does not contemplate the inclusion of performance-based criteria as a condition of exercise of options.

The maximum number of Common Shares issuable under the Stock Option Plan is equal to 10% of the issued and outstanding Common Shares from time to time. As of the date of this Circular, 38,055,286 Common Shares are issued and outstanding and 10% of the total number of issued and outstanding Common Shares is equal to 3,805,528 Common Shares. As of the date of this Circular, options to purchase 3,049,442 Common Shares (representing approximately 8.01% of the issued and outstanding Common Shares at the date of this Circular) are outstanding, and, not taking into account the Evergreen Amendment, options to purchase 321,496 Common Shares (representing approximately 0.84% of the issued and outstanding Common Shares at the date of this Circular) are available for future grants under the Stock Option Plan. If the Evergreen Amendment is approved, options to purchase 756,086 Common Shares (representing approximately 1.99% of the issued and outstanding Common Shares at the date of this Circular) will be available for future grants under the Stock Option Plan, calculated as of the date of this Circular. If the Evergreen Amendment is approved, Common Shares issued pursuant to options exercised after June 15, 2010 and prior to the approval of the Evergreen Amendment by shareholders and Common Shares issued pursuant to options exercised on or after the approval of the Evergreen Amendment by shareholders will not be deducted from the pool of Common Shares available for issuance under the Stock Option Plan. In effect, exercised options will become available for re-grant under the Stock Option Plan. Should the Corporation issue additional Common Shares in the future, the number of Common Shares issuable under the Stock Option Plan will increase accordingly. Common Shares which by reason of the expiration, cancellation or termination of an unexercised option are no longer subject to purchase are returned to the pool of Common Shares issuable under the Stock Option Plan and are available for future grants under the Stock Option Plan. For each financial year of the Corporation, the maximum number of Common Shares issuable pursuant to options granted to a director by virtue of his or her service as a director in that financial year, is that number of Common Shares equal to 0.05% of the outstanding Common Shares as at the last day of such financial year. The Stock Option Plan also provides that no grants may be made to any insiders under the Stock Option Plan if such grant would result in: (a) the number of Common Shares issued to insiders pursuant to the Stock Option Plan, together with all of the Corporation's other share compensation arrangements, within any one year period, exceeding 10% of the outstanding Common Shares, or (b) the number of Common Shares issuable to insiders at any time pursuant to the Stock Option Plan and all of the Corporation's other share compensation arrangements exceeding 10% of the outstanding Common Shares. Grants of options to "Non-Executive Directors" (defined as any director of the Corporation or a related entity who is not also an employee of the Corporation or an employee of a related entity) in their capacity as such shall be limited, for each Non-Executive Director, to a grant in each fiscal year of the Corporation of options with an award value, together with any other equity award (as defined in the Stock Option Plan) in that fiscal year, not exceeding $100,000, calculated using the Black-Scholes methodology or, in the discretion of the Plan Administrator, such other methodology as may be prescribed under generally accepted accounting principles, at the date of grant.

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Options granted pursuant to the Stock Option Plan are priced at the volume weighted average trading price of the Common Shares on the TSX or the NASDAQ (depending on which exchange has the greater volume and value with respect to the Common Shares being traded thereon), for the five trading days immediately preceding the date of grant. Subject to applicable securities laws, the rules of the TSX, the NASDAQ or any stock exchange or market on which the Common Shares are then listed or admitted to trading, and any other requirements of the Plan Administrator, the exercise price of options may be satisfied by the actual delivery or deemed delivery or assignment to the Corporation of Common Shares having a fair market value (as determined by the Plan Administrator) equal to the purchase price. In practice, "cashless" exercises are funded by the actual sale of Common Shares by the participant.

Under the Stock Option Plan, unless otherwise determined by the Board, options vest as to 25% on the first anniversary of the date of grant and thereafter, as to 1/36th of the remaining 75% of the optioned shares on the last day of each month, such that the option is fully vested on that date which is four years from the date of the grant.

No option granted under the Stock Option Plan shall extend for a period longer than seven years from the date of grant, provided that options granted prior to June 15, 2010 shall expire, subject to accelerated terms as provided for in the Stock Option Plan, in accordance with the terms of the option. The Stock Option Plan contains provisions governing the termination of options in the event of a termination of employment or service of a director, officer, consultant or employee. In such circumstances, unvested options terminate immediately. Vested options expire 120 days after the death of the participant or 30 days after the termination of the participant's service "without cause" or by reason of voluntary resignation (or earlier if the option was otherwise due to expire). In the case of termination of the participant's services "for cause", or by reason of the breach of the participant's fiduciary duty to the Corporation or consulting arrangement with the Corporation, vested options terminate immediately.

If an option expires (other than an expiry by reason of the termination of the participant's services "for cause", or by reason of the breach of the participant's fiduciary duty to the Corporation or consulting arrangement with the Corporation) during or within ten days after a period during which a participant is prohibited from exercising options pursuant to the Corporation's insider trading policy, as in effect from time to time (a "Black Out Period"), the participant may elect for the term of such option to be extended to the date which is ten business days after the last day of the Black Out Period; provided that the expiration date as extended will not in any event be beyond the later of: (i) December 31 of the calendar year in which the option was otherwise due to expire; and (ii) the 15th day of the third month following the month in which the option was otherwise due to expire.

In the event of a "Corporate Event" (as defined below), the Board in its sole discretion (but subject to obtaining the prior approval of the TSX if required by the rules, regulations and policies of the TSX) may, without any action or consent of the participants, provide for: (a) the continuation or assumption of outstanding options by or to the successor to all or substantially all of the assets or capital shares of the Corporation, or any other successor of the business of the Corporation as determined by the Board (the "Acquirer"); (b) the substitution of options for options and/or shares of restricted stock and/or other securities of the Acquirer; (c) the substitution of options with a cash incentive program of the Acquirer; (d) the acceleration of the vesting of options and, in the case of outstanding options the right to exercise such options, to a date prior to or on the date of the Corporate Event, and the expiration of outstanding options to the extent not timely exercised by the date of the Corporate Event or such other date as may be designated by the Board; (e) the cancellation of all or any portion of the outstanding options by a cash payment and/or other consideration receivable by the holders of Common Shares as a result of the Corporate Event equal to the excess, if any, of the fair market value (as determined by the Board), on the date of the Corporate Event, over the exercise price of the Common Shares subject to the outstanding options or portion thereof being cancelled; or (f) such other actions or combinations of the foregoing actions as it deems fair and reasonable in the circumstances. A "Corporate Event" is defined as: (i) a merger, amalgamation, consolidation, reorganization or arrangement of the Corporation with or into another corporation (other than a merger, amalgamation, consolidation, reorganization or arrangement of the Corporation with one or more of its Related Entities); (ii) a tender offer for all or substantially all of the

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outstanding Common Shares; (iii) the sale of all or substantially all of the assets of the Corporation; or (iv) any other acquisition of the business of the Corporation as determined by the Board.

The Stock Option Plan contains additional restrictions that are only applicable to options which are characterized as "incentive stock options" for the purposes of the United States Internal Revenue Code of 1986 (the "Code"). In the case of incentive stock option grants to holders of 10% or more of the Common Shares, the exercise price of such incentive stock options must be not less than 110% of the fair market value of the Common Shares (provided that such fair market value shall not be less than the 5-day volume weighted trading price on the date of grant).

Except in the case of death of an optionee or in accordance with the applicable law, options are not assignable without the consent of the Corporation, provided that with the prior written consent of the Plan Administrator and subject to such conditions as the Plan Administrator may designate, allow options, other than incentive stock options, to be transferred or assigned to a registered retirement savings plan (RRSP), registered retirement income fund (RRIF) or tax-free savings account (TFSA).

Amendments to the Stock Option Plan generally require the consent of the TSX and the shareholders of the Corporation given at a duly constituted meeting. However, the following amendments to the Stock Option Plan may be made by the Board without TSX or other stock exchange approval and without shareholder approval: (a) amendments of a technical, clerical or "housekeeping" nature, or to clarify any provision of the Stock Option Plan, including without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the Stock Option Plan or to correct or supplement any provision of the Stock Option Plan that is inconsistent with any other provision of the Stock Option Plan; (b) suspension or termination of the Stock Option Plan; (c) amendments to respond to changes in legislation, regulations, instruments (including National Instrument 45-106), stock exchange rules (including the rules, regulations and policies of the TSX or NASDAQ) or accounting or auditing requirements; (d) amendments respecting administration of the Stock Option Plan; (e) any amendment to the definition of "Consultant", "Officer", "Director" or "Employee" therein or otherwise relating to the eligibility of any service provider of the Corporation or a related entity to receive an award under the Stock Option Plan; (f) changes to the vesting provisions for any outstanding option, except with respect to awards held by any insider; (g) amendments to the termination provisions of the Stock Option Plan or any outstanding option, provided no such amendment may result in an extension of any outstanding option held by an insider beyond its original expiry date; (h) adjustments to reflect stock dividends, stock splits, reverse stock splits, share combinations or other alterations of the capital stock of the Corporation; (i) amendments to permit options granted under the Stock Option Plan to be transferable or assignable for estate settlement purposes; (j) amendments necessary to qualify any or all incentive stock options for such favourable federal income tax treatment (including deferral of taxation upon exercise) as may be afforded incentive stock options under Section 422 of the Code; and (k) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

Shareholder approval is required for the following types of amendments of the Stock Option Plan: (i) amendments to the number of Common Shares issuable under the Stock Option Plan, including an increase to a maximum percentage of Common Shares or a change from a maximum percentage of Common Shares to a fixed maximum number of Common Shares; (ii) amendments to the limitations on grants of Options to Non-Executive Directors; (iii) amendments: (A) reducing the exercise price or purchase price of an option (which for such purpose shall include a cancellation of outstanding options and contemporaneous re-grant of options having a lower exercise price or purchase price), or (B) extending the term of an option; (iv) amendments to permit options to be transferable or assignable other than for estate settlement purposes; (v) amendments to the amendment section of the Stock Option Plan; and (vi) amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations and policies of the TSX). In the event of any conflict between subsections (a) to (k) in the preceding paragraph and subsections (i) to (vi) in this paragraph, subsections (i) to (vi) shall prevail to the extent of the conflict. Further,

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except in certain limited circumstances, in no event may the Board alter or impair any rights or increase any obligations with respect to any option previously granted without the consent of the optionee.

Prior to the amendment to the Stock Option Plan to incorporate the Evergreen Amendment, the Stock Option Plan was last amended by the Board in advance of the 2010 Annual and Special Meeting of Shareholders held on June 15, 2010 (the "2010 Annual Meeting"). The full text of such amendments, as approved by shareholders of the Corporation at the 2010 Annual Meeting, may be found in Appendices C, D and E to the DragonWave Management Proxy Circular dated May 10, 2010.

Outstanding Option-Based Awards and Share-Based Awards as at February 28, 2013

The following table sets forth all unexercised options outstanding as of February 28, 2013 for each Named Executive Officer.

	Option-Based Awards					Share-Based Awards
Name of Executive Officer	Number of Common Shares underlying unexercised options	Option exercise price (CAD $)		Option expiration date	Aggregate value of unexercised in-the-money options as at February 28, 2013 (US $)(1)(2)	Number of Common Shares that have not vested	Market value of share-based awards that have not vested as at February 28, 2013 ($)(1)(2)

Peter Allen	70,000 40,000 80,000 53,000 50,000	$ $ $ $ $	1.34 2.94 4.45 6.04 6.77	January 13, 2014 July 10, 2017 October 5, 2013 June 15, 2015 May 11, 2016	$78,951	502	$1,220

Russell Frederick	45,000 30,000 45,000 25,000 35,000	$ $ $ $ $	1.34 2.94 4.45 6.04 6.77	January 13, 2014 July 10, 2017 October 5, 2013 June 15, 2015 May 11, 2016	$50,754	1,131	$2,749

Erik Boch	45,000 500 1,500 30,000 30,853 25,000 35,000	$ $ $ $ $ $ $	1.34 2.73 2.73 2.94 4.45 6.04 6.77	January 13, 2014 September 18, 2017 October 31, 2017 July 10, 2017 October 5, 2013 June 15, 2015 May 11, 2016	$50,754	Nil	Nil

Dave Farrar	40,000 45,000 25,000 35,000 30,000	$ $ $ $ $	1.34 4.45 6.04 6.77 2.94	January 13, 2014 October 5, 2013 June 15, 2015 May 11, 2016 July 10, 2017	$45,115	2,262	$5,498

Alan Solheim(3)	45,000 30,000 45,000 25,000 35,000	$ $ $ $ $	1.34 2.94 4.45 6.04 6.77	January 13, 2014 July 10, 2017 October 5, 2013 June 15, 2015 May 11, 2016	$50,754	Nil	Nil

(1)
The closing market price of the Common Shares on the TSX on February 28, 2013 was $2.50 CAD per Common Share.

(2)
Foreign currency is translated at the closing rate for the 2013 fiscal year. CAD to USD is 0.9723 (1.0285).

(3)
Mr. Solheim ceased to be an employee of the Corporation subsequent to February 28, 2013.

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Incentive Plan Awards — Value Vested or Earned During the Year Ended February 28, 2013

The following table sets forth the value vested or earned by the Named Executive Officers under the Corporation's equity and non-equity incentive plans.

Name of Executive Officer	Option-based awards — Value vested during the year ended February 28, 2013 ($)(1)(2)	Share-based awards — Value vested during the year ended February 28, 2013 ($)	Non-equity incentive plan compensation — Value earned during the year ended February 28, 2013 ($)(3)

Peter Allen	$25,828	$5,523	$123,475

Russell Frederick	$16,619	$1,843	$69,146

Erik Boch	$16,619	Nil	$69,146

Dave Farrar	$14,767	$3,683	$69,146

Alan Solheim(4)	$16,619	Nil	$74,085

(1)
Represents the aggregate dollar value that would have been realized had the options under the option-based award had been exercised on the vesting date. Calculated as the difference between the market price of the underlying securities on the vesting date and the exercise price of the options under the option-based award.

(2)
Foreign currency is translated at the average rate for the 2013 fiscal year. CAD to USD is 1.0039 (0.9961).

(3)
One-time special bonus associated with acquisition of the Nokia Siemens Networks microwave transport business.

(4)
Mr. Solheim ceased to be an employee of the Corporation subsequent to February 28, 2013.

ESPP

The ESPP was established on July 17, 2008 (the "Effective Date") following approval of the ESPP at the Corporation's 2008 annual and special meeting of shareholders.

The ESPP is open for participation to all employees (including directors and officers who are under a permanent full-time or part-time contract of employment with the Corporation) of the Corporation and any subsidiary subject to certain provisions contained within the ESPP.

Summary of ESPP

Pursuant to the ESPP, 500,000 Common Shares (approximately 1.31% of the 38,055,286 issued and outstanding Common Shares on the Record Date) are reserved for issuance under the ESPP. All Common Shares purchased or issued pursuant to the ESPP come from the treasury of the Corporation.

The Board has full power and authority to administer the ESPP on behalf of the Corporation, including the power and authority to delegate the administration of the ESPP to the Compensation Committee. The Board determines questions of interpretation or application of the ESPP and its decisions are final and binding on all participants. Board members receive no additional compensation for their services in administering the ESPP.

Eligible employees become participants in the ESPP by delivering to the Corporation an election to purchase shares prior to the commencement of the applicable purchase period. Each participant contributes to the ESPP, at the participant's option, an amount equal to or between the following minimum and maximum amounts (in whole percentages): a minimum of one percent (1%) of the participant's basic compensation, and a maximum of ten percent (10%) of the participant's basic compensation. The contributions are made through payroll deductions at the end of each employee's bi-weekly or monthly pay period, as applicable. The Corporation, as agent of the participant, makes such deductions and pays the participant's contribution to the Administrator (as such term is defined in the ESPP).

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On the last business day of each month, the Administrator purchases Common Shares from the Corporation based on the contributions received from each participant during the preceding month (the "Participant Shares"). The purchase price of the Participant Shares is the volume weighted average closing trading price of the Common Shares on the TSX for the five trading days immediately preceding the last business day of such month. The Administrator deposits the Participant Shares into an account in the name of the participant and holds such shares on behalf of such participant.

The Corporation matches a portion of each employee's participation in the ESPP by issuing additional Common Shares to each participant (through the Administrator). Specifically, on the last business day of each month, the Corporation issues to the Administrator that number of Common Shares (the "Matching Shares") equal to twenty-five percent (25%) of the aggregate number of Participant Shares purchased by the Administrator on behalf of the participants for such month for each participant. The Matching Shares are deposited into a trust account by the Administrator on behalf of the Corporation.

The Participant Shares purchased on behalf of each participant vest immediately to the benefit of such participant. Subject to provisions in the ESPP relating to a change in control of the Corporation, the Matching Shares vest one year from the date of issuance of such Matching Shares.

In the event of a change of control of the Corporation, the Board, in its sole discretion (but subject to obtaining the prior approval of the TSX if required by the rules, regulations and policies of the TSX) may, without any action or consent of the participants in the ESPP, provide for: (a) the continuation of the vesting period with regard to any unvested Matching Shares; (b) the substitution of any unvested Matching Shares for shares of the acquirer; (c) the substitution of any unvested Matching Shares with a cash incentive program of the acquirer; (d) the acceleration of the vesting period to a date prior to or on the date of the change of control; (e) the cancellation of all or any portion of any unvested Matching Shares by a cash payment and/or other consideration receivable by the holders of any unvested Matching Shares as a result of the change in control equal to the market price of the unvested Matching Shares on the date of the change of control; or (f) such other actions or combinations of the foregoing actions as it deems fair and reasonable in the circumstances.

Upon the termination of employment of any participant for any reason, any unvested Matching Shares held by the Administrator for such participant are forfeited by such participant. A participant whose employment is terminated for any reason other than death must withdraw or otherwise transfer all of their Participant Shares and vested Matching Shares in such participant's account within ninety (90) days of such termination of employment. The participant may also request that the Administrator sell the Participant Shares and vested Matching Shares in the participant's account and distribute the cash proceeds to the participant. In the event of the death of a participant, the Participant Shares and vested Matching Shares in such participant's account are distributed to such participant's estate in accordance with the instructions of such participant's legal representative. Such distribution may take the form of a distribution of the cash realized from the sale of such Participant Shares and vested Matching Shares by the Administrator if so requested by the legal representative of the participant's estate.

The Corporation reserves the right to discontinue use of payroll deductions at any time such action is deemed advisable. The ESPP will terminate on the date which is ten (10) years from the Effective Date (as such term is defined in the ESPP), unless earlier terminated by the Board. No right or interest of any participant in or under the ESPP may be assigned by such participant.

No Common Shares are issuable under the ESPP at any time to any Insider (as such term is defined in the ESPP) if such issuance, together with all of the Corporation's previously established or proposed Share Compensation Arrangements (as such term is defined in the ESPP), including the ESPP, could result, at any time, in: (i) the number of Common Shares issued to Insiders pursuant to the ESPP, together with all of such other Share Compensation Arrangements, within any one (1) year period exceeding ten percent (10%) of the issued and outstanding Common Shares; or (ii) the number of Common Shares issuable to Insiders at any time

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pursuant to the ESPP and all such other Share Compensation Arrangements exceeding ten percent (10%) of the issued and outstanding Common Shares.

Amendments to the ESPP generally require the consent of the TSX and the shareholders of the Corporation given at a duly constituted meeting. However, the following amendments to the ESPP may be made by the Board without TSX or other stock exchange approval and without shareholder approval: (a) amendments of a technical, clerical or "housekeeping" nature, or to clarify any provision of the ESPP, including without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the ESPP or to correct or supplement any provision of the ESPP that is inconsistent with any other provision of the ESPP; (b) suspension or termination of the ESPP; (c) amendments to respond to changes in legislation, regulations, instruments (including National Instrument 45-106), stock exchange rules (including the rules, regulations and policies of the TSX) or accounting or auditing requirements; (d) amendments respecting administration of the ESPP; (e) any amendment to the definition of "Employee" in the ESPP; (f) any amendment to the definition of "Subsidiary" in the ESPP and the consequential amendments to Appendix "B" of the ESPP; (g) changes to the vesting provisions for any outstanding Unvested Matching Shares (as defined in the ESPP); (h) amendments to the participant contribution provisions of the ESPP; (i) amendments to the withdrawal and suspension provisions of the ESPP; (j) amendments to the number or percentage of Matching Shares contributed by the Corporation; (k) amendments to the termination provisions of the ESPP; (l) adjustments to reflect stock dividends, stock splits, reverse stock splits, share combinations or other alterations of the capital stock of the Corporation; and (m) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

Shareholder approval will be required for the following types of amendments of the ESPP: (a) amendments to the number of Common Shares issuable under the ESPP, including an increase to the fixed maximum number of Common Shares or a change from a fixed maximum number of Common Shares to a fixed maximum percentage; and (b) amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

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Termination and Change of Control Benefits

The following table describes, as at February 28, 2013, the entitlements (other than option entitlements) which would be received by each Named Executive Officer if the executive is terminated by reason of voluntary resignation, termination with just cause, termination without just cause, retirement, or upon the occurrence of a change of control resulting in either a termination of employment or resignation for good reason as set out in the respective employment agreement.

Name of Executive Officer	Resignation	Termination with Just Cause	Termination without Just Cause	Retirement	Change of Control

Peter Allen	90 days notice required(2)	Nil	2 years salary, benefits & eligible bonus	Nil	Nil

Russell Frederick	14 days notice required(3)	Nil	1 year salary, benefits & eligible bonus	Nil	Nil

Erik Boch	30 days notice required(4)	Nil	6 months salary, benefits & eligible bonus	Nil	Nil

Dave Farrar	30 days notice required(4)	Nil	6 months salary, benefits & eligible bonus	Nil	Nil

Alan Solheim(1)	14 days notice required(3)	Nil	6 months salary, benefits & eligible bonus	Nil	Nil

(1)
Mr. Solheim ceased to be an employee of the Corporation subsequent to February 28, 2013. See discussion below under "Termination Benefits Paid to a Named Executive Officer".

(2)
Upon a voluntary resignation, the Corporation may decide to pay out the 90 day notice period in lieu of having a 90 day period of working notice.

(3)
Upon a voluntary resignation, the Corporation may decide to pay out the 14 day notice period in lieu of having a 14 day period of working notice.

(4)
Upon a voluntary resignation, the Corporation may decide to pay out the 30 day notice period in lieu of having a 30 day period of working notice.

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The following table describes, as at February 28, 2013, option entitlements which would be received by each Named Executive Officer if the executive is terminated by reason of voluntary resignation, termination with just cause, termination without just cause or retirement or upon the occurrence of a change of control resulting in a termination of employment or resignation for good reason as set out in the respective employment agreement.

Name of Executive Officer	Resignation(1)	Termination with Just Cause	Termination without Just Cause(1)	Retirement	Change in Control(2)

Peter Allen	30 days post-service exercise period for unexercised options	Immediate cancellation of all options	30 days post-service exercise period for unexercised options	30 days post-service exercise period for unexercised options	Immediate vesting of all outstanding options

Russell Frederick	30 days post-service exercise period for unexercised options	Immediate cancellation of all options	30 days post-service exercise period for unexercised options	30 days post-service exercise period for unexercised options	Immediate vesting of all outstanding options

Erik Boch	30 days post-service exercise period for unexercised options	Immediate cancellation of all options	18 months of forward vesting and vested options expire in accordance with their original term	30 days post-service exercise period for unexercised options	Immediate vesting of all outstanding options

Dave Farrar	30 days post-service exercise period for unexercised options	Immediate cancellation of all options	18 months of forward vesting and vested options expire in accordance with their original term	30 days post-service exercise period for unexercised options	Immediate vesting of all outstanding options

Alan Solheim(3)	30 days post-service exercise period for unexercised options	Immediate cancellation of all options	30 days post-service exercise period for unexercised options	30 days post-service exercise period for unexercised options	Immediate vesting of all outstanding options

(1)
Pursuant to the terms of the Stock Option Plan, if the holder of the unexercised options is subject to the Insider Trading Policy of the Corporation, and the applicable options expire, terminate or are cancelled within or immediately after a black out period during which the holder is prohibited from exercising the options, the holder may elect for the term of such options to be extended to the date which is ten (10) business days after the last day of the black out period; provided, that the expiration date so extended will not in any event be beyond the later of: (i) December 31 of the calendar year in which the option was otherwise due to expire; and (ii) the 15th day of the third month following the month in which the option was otherwise due to expire.

(2)
Vesting of options for insiders under a change of control is subject to the terms of the applicable option grant.

(3)
Mr. Solheim ceased to be an employee of the Corporation subsequent to February 28, 2013. See discussion below under "Termination Benefits Paid to a Named Executive Officer".

Note: Options are not affected by a change of employment or office or consulting arrangement within or among the Corporation or a Related Entity for so long as the Named Executive continues to be a consultant, officer, director or employee of the Corporation or a Related Entity.

Termination Benefits paid to a Named Executive Officer

Effective March 1, 2013, Mr. Solheim ceased to be an employee of the Corporation. In connection with this termination he received an aggregate amount of $208,881, representing his contractual entitlements and an additional amount for customary releases.

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Director Compensation

Information with respect to the compensation of the Corporation's directors is set forth above under "Compensation of Directors".

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth certain information with respect to the Stock Option Plan and the ESPP as at February 28, 2013:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)

Stock Option Plan	2,529,088	$4.89 CAD	841,241

Employee Share Purchase Plan	134,842	$4.79 CAD	365,158

Equity compensation plans approved by security holders(1)	2,663,930	$4.88 CAD	1,640,900

Equity compensation plans not approved by security holders	N/A	N/A	N/A

(1)
The only equity compensation plans currently approved by security holders as of the date of this Circular are the Stock Option Plan and the ESPP.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation and its Board are committed to exercising effective corporate governance in the conduct of the Corporation's business and the Board's affairs. National Instrument 58-101 — Disclosure of Corporate Governance Practices (the "National Instrument") promulgated by the applicable Canadian securities regulatory authorities requires reporting issuers to disclose their approach to corporate governance and relate their corporate governance practices to specific guidelines. The National Instrument serves as the reference point for this Statement of Corporate Governance Practices.

Overview

The Board is responsible for managing the business and affairs of the Corporation. It is the Board's belief that good corporate governance improves corporate performance and benefits all shareholders.

Board of Directors

The Board is currently comprised of six directors. Directors of the Corporation are elected annually by the shareholders. The composition of the Board, assuming the election of the director nominees of management, provides a mix of skills and experience, including a diversity of geographic bases and cultural groups, to guide the strategy and operations of the Corporation, which the board considers important considering the increasingly global nature of the Corporation's stakeholders, and of particular significance in light of the potential acquisition of the Nokia Siemens microwave transport business.

The Board has concluded that four of the six current directors (namely Jean-Paul Cossart, Claude Haw, Thomas Manley and Cesar Cesaratto) are "independent" within the meaning of the National Instrument and NASDAQ rules. The definitions of "independence" in the National Instrument and NASDAQ rules generally focus on whether a director, directly or indirectly, has a material relationship with an issuer that could reasonably be

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expected to interfere with the exercise of that director's independent judgment, provided that employees and certain other categories of individuals are considered to have material relationships with an issuer.

The Board determines, on an annual basis, whether Board members are "independent" within the meaning of the National Instrument and NASDAQ rules. On May 8, 2013, the Board undertook its annual determination of the independence status of each of the directors in relation to the solicitation of proxies for this Meeting. In connection with her nomination by management for election as a director, on May 8, 2013, the Board also reviewed the independence status of Lori O'Neill, and concluded that that she is "independent" within the meaning of the National Instrument and NASDAQ rules. If all of management's nominees are elected at the Meeting, four of the six directors (namely Jean-Paul Cossart, Cesar Cesaratto, Claude Haw and Lori O'Neill) will be "independent" within the meaning of the National Instrument and NASDAQ rules. Peter Allen and Russell Frederick are not "independent" as a result of their being executive officers of the Corporation. The Board believes that the extensive knowledge of the Corporation's business and industry brought to the Corporation by Messrs. Allen and Frederick is beneficial to the other directors and contributes to the effectiveness of the Board.

The following is a list of those management nominees for election as directors of the Corporation who are also directors of other reporting issuers:

Director	Reporting Issuer	Exchange/Market

Claude Haw	Edgewater Wireless Systems Inc.	TSX-V

Cesar Cesaratto	Applied Micro Circuits Corporation	NASDAQ-GS

Jean-Paul Cossart	Mitel Networks Corporation	NASDAQ-GM

At each Board meeting, the "independent" directors have the ability to hold in camera sessions without the presence of the non-independent directors and other members of the Corporation's management, a process intended to facilitate open and candid discussion among the "independent" directors. Although not regularly scheduled, the Board exercises its ability to hold such in camera sessions whenever any "independent" director deems it necessary. For the period of March 1, 2012 through February 28, 2013, the Board met in person on eight occasions and conducted three formal in camera sessions.

Claude Haw, an "independent" director, serves as the Board's Chair. In addition to chairing all Board meetings, the Chair's role is to facilitate and chair discussions among the Corporation's "independent" directors, facilitate communication between the "independent" directors and the Corporation's management, and, if and when necessary, act as a spokesperson on behalf of the Board in dealing with the press and members of the public. The Chair's responsibilities and duties are described in detail in a position description developed by the Board in co-operation with the current Chair. The existence of the position of Chair is not intended in any way to inhibit discussions among the directors or between any of them and the Corporation's management. The Chair, the Nominating and Governance Committee, the Audit Committee, the Compensation Committee, the Disclosure Committee and the Board at large are responsible for ensuring that the Board effectively discharges its mandate.

Majority Voting for Directors

The Board believes that each of its members should have the confidence and support of the Corporation's shareholders. On May 2, 2012, as recommended by the Nominating and Governance Committee, the Board adopted a majority voting policy for the election of directors at the Meeting. This policy provides that in an uncontested election, any nominee for director who receives more "withheld" votes than "for" votes will tender his or her resignation to the Board, effective on acceptance by the Board. The Board will refer the resignation to the Nominating and Governance Committee for consideration. The Board will promptly accept the resignation unless the Nominating and Governance Committee determines that there are extraordinary circumstances relating to the composition of the Board or the voting results that should delay the acceptance of the resignation

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or justify rejecting it. In any event, it is expected that the resignation will be accepted (or in rare cases rejected) within 90 days of the Meeting.

Mandate of the Board

On February 23, 2007, the Board adopted a written mandate of directors' duties and responsibilities. A copy of the Corporation's Mandate for the Board of Directors is attached to this Circular as Schedule "A" and is also available on the Corporation's website at www.dragonwaveinc.com.

The Board has the authority to retain independent legal, accounting and other consultants. The Board may request any officer or employee of the Corporation or outside counsel or the external/internal auditors to attend a meeting of the Board or to meet with any member of, or consultant to, the Board.

Board Committees

The Board of Directors has established the Audit Committee, the Compensation Committee, the Nominating and Governance Committee and the Disclosure Committee to assist the Board in efficiently carrying out its responsibilities. During the fiscal year ended February 28, 2013, the Board established the Integration Committee to oversee the integration of the microwave transport business acquired from Nokia Siemens Networks in June, 2012. Following the initial phase of the integration, the Integration Committee was no longer required and was discontinued. Also in fiscal 2013, the Board established the Strategy Committee. The Board does not currently have an executive committee.

Audit Committee

The mandate, role, responsibilities and procedures of the Audit Committee are set forth in the Corporation's Audit Committee Charter. The Audit Committee is responsible for, among other things, reviewing the Corporation's financial reporting procedures, internal controls and the performance of the Corporation's external auditors. The Audit Committee is also responsible for reviewing quarterly financial statements, the annual financial statements and related press releases prior to their approval by the full Board and certain other documents required by regulatory authorities. The Audit Committee Charter addresses in detail the relationship between the Audit Committee, the Corporation's external auditors and management of the Corporation, and contemplates direct communication channels between the Audit Committee and the external auditors. The Audit Committee is empowered to retain persons having special competence as necessary to assist it in fulfilling its responsibilities. Each of the Audit Committee members must be "independent" within the meaning of the National Instrument, NASDAQ rules and Rule 10A-3 under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Audit Committee is currently comprised of three "independent" directors: Thomas Manley (Committee Chair), Jean-Paul Cossart and Claude Haw, each of whom is "independent", including within the meaning of Rule 10A-3 of the Exchange Act. Each audit committee member is "financially literate" within the meaning of National Instrument 52-110 — Audit Committees ("NI 52-110") and Thomas Manley is an "audit committee financial expert", as defined by U.S. Securities and Exchange Commission rules. Following the Meeting, the Board will determine an appropriate member of the Board to replace Mr. Manley.

Additional information relating to the Audit Committee, as required pursuant to N1 52-110, may be found in the Corporation's Annual Information Form for the year ended February 28, 2013 (the "AIF") (see "Article 15 — Audit Committee" in the AIF and Schedule 15.1 to the AIF which sets forth a copy of the Audit Committee Charter). A copy of the AIF may be found on SEDAR at www.sedar.com and otherwise may be obtained free of charge upon request from Investor Relations at the Corporation's head office located at 411 Legget Drive, Suite 600, Ottawa, Ontario, K2K 3C9, Canada. A copy of the Corporation's Audit Committee Charter is also available on the Corporation's website at www.dragonwaveinc.com.

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Compensation Committee

The Compensation Committee makes recommendations to the Board on executive compensation, including the compensation of the President and Chief Executive Officer. The responsibilities of the Compensation Committee also include oversight of the Corporation's equity compensation plans and management succession strategy. Each of the Compensation Committee members must be "independent" within the meaning of the National Instrument and NASDAQ rules.

The Compensation Committee is currently composed of three "independent" directors: Cesar Cesaratto (Committee Chair), Claude Haw and Jean-Paul Cossart.

The members of the Compensation Committee have direct experience with matters related to compensation policies and practices. Mr. Haw, in particular, has been a member of Compensation Committee since November 2003, and has been directly involved with compensation matters as a member of the compensation committees of Meriton Networks Corporation from 2000 to 2008. He has also served as a member of the compensation committee for Accedian and Teradici Corporation.

The members of the Compensation Committee have a breadth and depth of experience with both public and private companies that enables them to make decisions on the suitability of our compensation policies and practices. As noted above in their respective biographies, each member of the Compensation Committee has held executive positions with entities in the technology sector and each is well-positioned to make determinations with respect to the compensation policies and practices of the Corporation. Moreover, if the Compensation Committee determines that additional information is required in order to make a decision with respect to any compensation policy or practice, the Compensation Committee has the authority to engage external consultants at the expense of the Corporation.

The Compensation Committee meets a minimum of twice every year and after each meeting reports to the Board the results of its activities and any reviews undertaken. The Compensation Committee makes recommendations to the Board as deemed appropriate. See "Compensation Discussion and Analysis — Overview" for information with respect to the responsibilities of the Compensation Committee.

Nominating and Governance Committee

Pursuant to the Nominating and Governance Committee Charter, the mandate of the Nominating and Governance Committee is to assist the directors of the Corporation in carrying out the Board's oversight responsibility for ensuring that the strategic direction of the Corporation is reviewed annually and that the Board and each of its committees carry out their respective functions in accordance with an appropriate process. The Nominating and Governance Committee is responsible for governance issues and for identifying, recruiting, nominating, endorsing, recommending the appointment of, and orienting, new directors and committee members, as well as the ongoing training and education of existing directors. The Nominating and Governance Committee is also responsible for assessing the effectiveness of the Board as a whole, each committee of the Board, and the contribution of each individual director. At least every two years, this includes a survey of board effectiveness, which was most recently conducted and reported on to the Board in May 2013. As part of this review process, the Board also discussed and considered the constitution of the Board and the committees of the Board, including board size, split between executive and non-executive members, diversity of directors and skills and experience relevant to the Corporation.

The Nominating and Governance Committee is responsible for annually recommending to the Board whether a director should be nominated for re-election based upon the Nominating and Governance Committee's consideration of his or her performance in office and any other factors deemed relevant. The Chairman of the Board, the Chief Executive Officer and other individual directors may also identify potential candidates as directors and the Nominating and Governance Committee or the full Board, as the case may be, may review such candidates and make appropriate recommendations. During the first quarter of fiscal 2014, the Nominating

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and Governance Committee reviewed and discussed the background, qualifications, industry experience, public company experience, diversity and existing relationship with DragonWave of several potential nominees for director of the Corporation. The Nominating and Governance Committee also considered diversity issues and how the skill set of each candidate would complement the skill set of the other directors. In May 2013, the Nominating and Governance Committee considered Lori O'Neill as a potential nominee for director of the Corporation and based on, among other things, her background, qualifications and industry experience, recommended that Lori O'Neill be put forward at the Meeting as a management nominee for election as a director.

The Nominating and Governance Committee also monitors the size and composition of the Board and its committees to ensure effective decision-making and reports to the full Board on any resulting recommendations.

The Nominating and Governance Committee also reviews the Corporation's Insider Trading Policy, Disclosure Policy and Code of Business Conduct and Ethics and is responsible for recommending changes and any action that may be required or desired to respond to any breach of any such policy or code. On May 2, 2012, the Nominating and Governance Committee recommended that the Board adopt amendments to the Corporation's Insider Trading Policy to restrict the purchase of certain financial instruments by directors, officers and employees of the Corporation.

Each of the Nominating and Governance Committee members must be "independent" within the meaning of the National Instrument and NASDAQ rules. The Nominating and Governance Committee is currently composed of three "independent" directors: Claude Haw (Committee Chair), Thomas Manley and Cesar Cesaratto. Following the Meeting, the Board will determine an appropriate member of the Board to replace Mr. Manley.

The full Board will continue to be directly involved in corporate governance matters upon the recommendation of the Nominating and Governance Committee and where otherwise appropriate.

A copy of the Corporation's Nominating and Governance Committee Charter is available on the Corporation's website at www.dragonwaveinc.com and otherwise may be obtained free of charge upon request from Investor Relations at the Corporation's head office located at 411 Legget Drive, Suite 600, Ottawa, Ontario, K2K 3C9.

Strategy Committee

The mandate of the Board provides that the Board is responsible for monitoring the Corporation's progress in achieving its goals and objectives and for the Corporation's direction in response to changing circumstances. In January 2013, the Board determined to form the Strategy Committee to assist the Board as a whole in this function and specifically to investigate, review, consider and advise the Board in relation to the Corporation's strategy. The mandate of the Strategy Committee provides that the committee is to be comprised of at least three indepenent directors. The Strategy Committee is currently comprised of Claude Haw (Chair), Cesar Cesaratto, Jean-Paul Cossart and Tom Manley. The Board as a whole comprehensively reviewed the Corporation's business strategy most recently in November 2012. This review process will continue in the context of the Strategy Committee.

The Strategy Committee meets at least once each quarter.

Disclosure Committee

The Corporation has adopted a written Disclosure Policy and has formed a Disclosure Committee consisting of members of senior management (namely, Peter Allen and Russell Frederick) in order to oversee the Corporation's disclosure practices and generally regulate the manner in which the Corporation and its directors, officers, employees and other representatives interact with shareholders and other stakeholders, analysts and the public. The Corporation's Disclosure Policy has been established in accordance with relevant disclosure

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requirements set out in applicable Canadian securities legislation. The Disclosure Committee was formed on February 23, 2007 and meets periodically on an as-needed basis throughout the year.

A copy of the Corporation's Disclosure Committee Charter and Disclosure Policy is available on the Corporation's website at www.dragonwaveinc.com and otherwise may be obtained free of charge upon request from Investor Relations at the Corporation's head office located at 411 Legget Drive, Suite 600, Ottawa, Ontario, K2K 3C9.

Position Descriptions

The Board has adopted written position descriptions for the Chair of the Board and the chairs of each of the Audit Committee, the Compensation Committee, the Nominating and Governance Committee and the Strategy Committee. The Board and the Chief Executive Officer have jointly developed and adopted a written position description for the Chief Executive Officer.

Orientation and Continuing Education

Pursuant to the Corporation's Nominating and Governance Committee Charter, the Nominating and Governance Committee monitors and recommends training and development programs for the Board and individual directors. The Corporation encourages its directors to pursue continuing education relating to their positions as members of the Board. From time to time, management arranges for the Corporation's external advisors to provide materials to, or meet with, the Board in order to address continuing education topics such as governance and continuous disclosure obligations. The meetings in which new directors participate (including the annual review sessions of strategic plans and budgets), as well as informal discussions with other directors and the Corporation's senior management, also permit new directors to rapidly familiarize themselves with the Corporation's operations and history.

Ethical Business Conduct

The Corporation is committed to a culture of honesty, integrity and accountability and strives to operate its business in accordance with the highest ethical standards and applicable laws, rules and regulations. In furtherance of the foregoing, the Corporation has adopted a written Code of Business Conduct and Ethics (the "Code of Conduct") which governs the behaviour of its directors, officers and employees. The Code of Conduct provides that all directors, officers and employees must avoid any situation that constitutes a conflict of interest or the appearance of a conflict of interest with the Corporation.

As required by the CBCA, directors formally disclose to the Board any material transactions or arrangements in which the director has an interest, and interested directors refrain from voting on such transaction or agreement.

The full Board is responsible for monitoring compliance with the Code of Conduct, for regularly assessing its adequacy, for interpreting the Code of Conduct in any particular situation and for approving any changes to the Code of Conduct from time to time. The Code of Conduct provides that all directors, officers and employees of the Corporation are required to immediately report any violation of the Code of Conduct or any applicable law, rule or regulation to the Audit Committee or to a third-party engaged by the Corporation. In 2011, the Corporation enhanced the independence and accessibility of the process related to reporting any possible violations of applicable laws, rules or regulations or the Code of Conduct, by engaging a third-party intake service provider, EthicsPoint, to run a web and phone-based ethics helpline. Web-based reports are routed initially to EthicsPoints. The reports are then forwarded to the Audit Committee for review and investigation. Reports made through the toll-free numbers provided by EthicsPoint are answered by EthicsPoint and then forwarded to the Audit Committee, all in accordance with the Corporation's Whistleblower Policy. A copy of the Code of Conduct is available on SEDAR at www.sedar.com, or the Corporation's website at www.dragonwaveinc.com, and otherwise may be obtained free of charge upon request from Investor Relations at the Corporation's head office located at 411 Legget Drive, Suite 600, Ottawa, Ontario, K2K 3C9.

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The Corporation has also adopted an Insider Trading Policy which governs the conduct of directors, officers, employees and other insiders of the Corporation with respect to the trading of the Corporation's securities, particularly when in possession of material information concerning the Corporation and its affairs that has not been generally disclosed to the public. Among other matters, the Insider Trading Policy sets out prohibited trading activities, establishes guidelines for identifying insiders of the Corporation and describes reporting requirements applicable to insiders. As noted above, the Insider Trading Policy was amended by the Board on May 2, 2012.

Compensation

The Board, acting on the recommendations of the Compensation Committee which is composed entirely of "independent" directors, reviews the adequacy of management's and the directors' compensation, as determined based on reviews of the competitive marketplace, to ensure that such compensation is current and reflective of the roles of each director. Additional disclosure relating to compensation matters is found above under "Information on Executive Compensation" and "Board Committees — Compensation Committee".

Assessment

In general, since the directors work closely as a group throughout the year, the Chair, the full Board and each committee thereof are able to continuously assess whether each director is contributing towards the fulfillment of the Mandate for the Board and otherwise performing his or her duties at the highest level. As noted above, in March 2013 the Nominating and Governance Committee also administered a Board effectiveness survey which was presented to the Board in May 2013.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No person or company, for which the Corporation is required under National Instrument 51-102 — Continuous Disclosure Obligations to disclose such information, has any material interest, direct or indirect, in any transaction completed in the three most recently completed financial years or the current financial year that has materially affected, or is reasonably expected to materially affect, the Corporation. The following item is not material to the Corporation and is only disclosed in the interest of providing full information about the Corporation.

Renaissance Repair and Supply

Renaissance Repair and Supply ("Renaissance"), a private company, provides repair services to the Corporation from its repair facility located in Kanata, Ontario. One of our directors, Cesar Cesaratto, is the Chairman of the board of directors of Renaissance. We believe that the repair services have been provided on terms that reflect fair market terms and payment provisions at the times that the repair services were provided and payment was made.

SHAREHOLDER PROPOSALS

Shareholder proposals must be submitted no later than February 12, 2014 to be considered for inclusion in next year's Management Proxy Circular for the purposes of the Corporation's next annual meeting of shareholders.

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May 13, 2013

 ADDITIONAL INFORMATION

Financial information regarding the Corporation may be found in the Corporation's comparative consolidated financial statements and management's discussion and analysis for the year ended February 28, 2013. Additional information regarding the Corporation may be found in the Corporation's AIF for the year ended February 28, 2013. Copies of the AIF, this Circular (together with collateral material for the Meeting) and the Corporation's financial statements and management's discussion and analysis for the year ended February 28, 2013, may be found on SEDAR at www.sedar.com and otherwise may be obtained free of charge upon request from Investor Relations at the Corporation's head office located at 411 Legget Drive, Suite 600, Ottawa, Ontario K2K 3C9.

Additional information relating to the Corporation may also be found on SEDAR at www.sedar.com and at the Corporation's website at www.dragonwaveinc.com.

 APPROVAL OF BOARD OF DIRECTORS

The contents of this Circular and the sending thereof to each holder of Common Shares entitled to receive notice of and vote at the Meeting, to each director of the Corporation, to the auditor of the Corporation and to the appropriate governmental agencies have been approved by the directors of the Corporation.

DATED at Ottawa, Ontario, this 13th day of May, 2013.

Russell Frederick
Vice President, Finance and Chief Financial Officer

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 SCHEDULE "A"

MANDATE FOR THE DIRECTORS OF
DRAGONWAVE INC.

1.     Purpose

The primary function of the directors (individually a "Director" and collectively the "Board") of DragonWave Inc. (the "Corporation") is to supervise the management of the business and affairs of the Corporation. Management is responsible for the day-to-day conduct of the business of the Corporation. The fundamental objectives of the Board are to enhance and preserve long-term shareholder value and to ensure that the Corporation conducts business in an ethical and safe manner. In performing its functions, the Board should consider the legitimate interests that stakeholders, such as employees, customers and communities, may have in the Corporation. In carrying out its stewardship responsibility, the Board, through the Chief Executive Officer (the "CEO"), should set the standards of conduct for the Corporation.

2.     Procedure and Organization

The Board operates by delegating certain responsibilities and duties set out below to management or committees of the Board and by reserving certain responsibilities and duties for the Board. The Board retains the responsibility for managing its affairs, including selecting its chairman and constituting committees of the Board. The chairman of the Board and a majority of the members of the Board shall be independent within the meaning of National Instrument 58-101 (Disclosure of Corporate Governance Practices) and the rules of any stock exchange or market on which the Corporation's shares are listed or posted for trading (collectively, "Applicable Governance Rules"). In this Mandate, the term "independent" includes the meanings given to similar terms by Applicable Governance Rules, including the terms "non-executive", "outside" and "unrelated" to the extent such terms are applicable under Applicable Governance Rules. The Board shall assess, on an annual basis, the adequacy of this Mandate.

3.     Responsibilities and Duties

The principal responsibilities and duties of the Board fall into a number of categories which are summarized below.

(a)
Legal Requirements

(i)
The Board has the overall responsibility to ensure that applicable legal requirements are complied with and documents and records have been properly prepared, approved and maintained.

(ii)
The Board has the statutory responsibility to, among other things:

A.
manage, or supervise the management of, the business and affairs of the Corporation;

B.
act honestly and in good faith with a view to the best interests of the Corporation;

C.
declare conflicts of interest, real or perceived;

D.
exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances; and

E.
act in accordance with the obligations contained in the Canada Business Corporations Act (the "CBCA"), the regulations thereunder, the articles and by-laws of the Corporation, applicable securities laws and policies, applicable stock exchange rules, and other applicable legislation and regulations.

(iii)
The Board has the statutory responsibility for considering the following matters as a Board which in law may not be delegated to management or to a committee of the Board:

A.
any submission to the shareholders of any question or matter requiring the approval of the shareholders;

B.
the filling of a vacancy among the directors or in the office of auditor and the appointment or removal of any of the chief executive officer, the chairman of the Board or the president of the Corporation;

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    C.
    the issue of securities except as authorized by the Board;

    D.
    the declaration of dividends;

    E.
    the purchase, redemption or any other form of acquisition of shares issued by the Corporation;

    F.
    the payment of a commission to any person in consideration of the person purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares except as authorized by the Board;

    G.
    the approval of a management proxy circular;

    H.
    the approval of a take-over bid circular, directors' circular or issuer bid circular;

    I.
    the approval of an amalgamation of the Corporation;

    J.
    the approval of an amendment to the articles of the Corporation;

    K.
    the approval of annual financial statements of the Corporation; and

    L.
    the adoption, amendment or repeal of any by-law of the Corporation.

In addition to those matters which at law cannot be delegated, the Board must consider and approve all major decisions affecting the Corporation, including all material acquisitions and dispositions, material capital expenditures, material debt financings, issue of shares and granting of options.

(b)
Strategy Development

The Board has the responsibility to ensure that there are long-term goals and a strategic planning process in place for the Corporation and to participate with management directly or through committees in developing and approving the strategy by which the Corporation proposes to achieve these goals (taking into account, among other things, the opportunities and risks of the business of the Corporation).

(c)
Risk Management

The Board has the responsibility to safeguard the assets and business of the Corporation, identify and understand the principal risks of the business of the Corporation and to ensure that there are appropriate systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Corporation.

(d)
Appointment, Training and Monitoring Senior Management

The Board has the responsibility to:

  (i)
  appoint the CEO, and together with the CEO, to develop a position description for the CEO;

  (ii)
  with the advice of the compensation committee of the Board (the "Compensation Committee"), develop corporate goals and objectives that the CEO is responsible for meeting and to monitor and assess the performance of the CEO in light of those corporate goals and objectives and to determine the compensation of the CEO;

  (iii)
  provide advice and counsel to the CEO in the execution of the duties of the CEO;

  (iv)
  develop, to the extent considered appropriate, position descriptions for the chairman of the Board and the chairman of each committee of the Board;

  (v)
  approve the appointment of all corporate officers;

  (vi)
  consider, and if considered appropriate, approve, upon the recommendation of the Compensation Committee and the CEO, the remuneration of all corporate officers;

  (vii)
  consider, and if considered appropriate, approve, upon the recommendation of the Compensation Committee, incentive-compensation plans and equity-based plans of the Corporation; and

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  (viii)
  ensure that adequate provision has been made to train and develop management and members of the Board and for the orderly succession of management, including the CEO.

(e)
Ensuring Integrity of Management

The Board has the responsibility, to the extent considered appropriate, to satisfy itself as to the integrity of the CEO and other officers of the Corporation and to ensure that the CEO and such other officers are creating a culture of integrity throughout the Corporation.

(f)
Policies, Procedures and Compliance

The Board is responsible for the oversight and review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

  (i)
  ensuring that the Corporation operates at all times within applicable laws and regulations and to appropriate ethical and moral standards;

  (ii)
  approving and monitoring compliance with significant policies and procedures by which the business of the Corporation is conducted;

  (iii)
  ensuring that the Corporation sets appropriate environmental standards for its operations and operates in material compliance with environmental laws and legislation;

  (iv)
  ensuring that the Corporation has a high regard for the health and safety of its employees in the workplace and has in place appropriate programs and policies relating thereto;

  (v)
  developing the approach of the Corporation to corporate governance, including to the extent appropriate developing a set of governance principles and guidelines that are specifically applicable to the Corporation; and

  (vi)
  examining the corporate governance practices within the Corporation and altering such practices when circumstances warrant.

(g)
Reporting and Communication

The Board is responsible for the oversight and review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

  (i)
  ensuring that the Corporation has in place policies and programs to enable the Corporation to communicate effectively with management, shareholders, other stakeholders and the public generally;

  (ii)
  ensuring that the financial results of the Corporation are adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

  (iii)
  ensuring that the financial results are reported fairly and in accordance with applicable generally accepted accounting standards;

  (iv)
  ensuring the timely and accurate reporting of any developments that could have a significant and material impact on the value of the Corporation; and

  (v)
  reporting annually to the shareholders of the Corporation on the affairs of the Corporation for the preceding year.

(h)
Monitoring and Acting

The Board is responsible for the oversight and review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

  (i)
  monitoring the Corporation's progress in achieving its goals and objectives and revise and, through management, altering the direction of the Corporation in response to changing circumstances;

  (ii)
  considering taking action when performance falls short of the goals and objectives of the Corporation or when other special circumstances warrant;

  (iii)
  reviewing and approving material transactions involving the Corporation;

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  (iv)
  ensuring that the Corporation has implemented adequate internal control and management information systems;

  (v)
  assessing the individual performance of each Director and the collective performance of the Board; and

  (vi)
  overseeing the size and composition of the Board as a whole to facilitate more effective decision-making by the Corporation.

4.     Board's Expectations of Management

The Board expects each member of management to perform such duties, as may be reasonably assigned by the Board from time to time, faithfully, diligently, to the best of his or her ability and in the best interests of the Corporation. Each member of management is expected to devote substantially all of his or her business time and efforts to the performance of such duties. Management is expected to act in compliance with and to ensure that the Corporation is in compliance with all laws, rules and regulations applicable to the Corporation.

5.     Responsibilities and Expectations of Directors

The responsibilities and expectations of each Director are as follows:

(a)
Commitment and Attendance

All Directors should make every effort to attend all meetings of the Board and meetings of committees of which they are members. Members may attend by telephone.

(b)
Participation in Meetings

Each Director should be sufficiently familiar with the business of the Corporation, including its financial position and capital structure and the risks and competition it faces, to actively and effectively participate in the deliberations of the Board and of each committee on which he or she is a member. Upon request, management should make appropriate personnel available to answer any questions a Director may have about any aspect of the business of the Corporation. Directors should also review the materials provided by management and the Corporation's advisors in advance of meetings of the Board and committees and should arrive prepared to discuss the matters presented.

(c)
Code of Business Conduct and Ethics

The Corporation has adopted a Code of Business Conduct and Ethics to deal with the business conduct of Directors and officers of the Corporation. Directors should be familiar with the provisions of the Code of Business Conduct and Ethics.

(d)
Other Directorships

The Corporation values the experience Directors bring from other boards on which they serve, but recognizes that those boards may also present demands on a Director's time and availability, and may also present conflicts issues. Directors should consider advise the chairman of the Nominating and Governance Committee before accepting any new membership on other boards of directors or any other affiliation with other businesses or governmental bodies which involve a significant commitment by the Director.

(e)
Contact with Management

All Directors may contact the CEO at any time to discuss any aspect of the business of the Corporation. Directors also have complete access to other members of management. The Board expects that there will be frequent opportunities for Directors to meet with the CEO and other members of management in Board and committee meetings and in other formal or informal settings.

(f)
Confidentiality

The proceedings and deliberations of the Board and its committees are, and shall remain, confidential. Each Director should maintain the confidentiality of information received in connection with his or her services as a director of the Corporation.

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(g)
Evaluating Board Performance

The Board, in conjunction with the Nominating and Governance Committee, and each of the committees of the Board should conduct a self-evaluation at least annually to assess their effectiveness. In addition, the Nominating and Governance Committee should periodically consider the mix of skills and experience that Directors bring to the Board and assess, on an ongoing basis, whether the Board has the necessary composition to perform its oversight function effectively.

6.     Qualifications and Directors' Orientation

Directors should have the highest personal and professional ethics and values and be committed to advancing the interests of the Corporation. They should possess skills and competencies in areas that are relevant to the business of the Corporation. The CEO is responsible for the provision of an orientation and education program for new Directors.

7.     Meetings

The Board should meet on at least a quarterly basis and should hold additional meetings as required or appropriate to consider other matters. In addition, the Board should meet as it considers appropriate to consider strategic planning for the Corporation. Financial and other appropriate information should be made available to the Directors in advance of Board meetings. Attendance at each meeting of the Board should be recorded. Management may be asked to participate in any meeting of the Board, provided that the CEO must not be present during deliberations or voting regarding his or her compensation.

Independent directors should meet separately from non-independent directors and management at least twice per year in conjunction with regularly scheduled Board meetings, and at such other times as the independent directors consider appropriate to ensure that the Board functions in an independent manner.

8.     Committees

The Board has established an Audit Committee, a Compensation Committee, a Nominating and Governance Committee and a Disclosure Committee to assist the Board in discharging its responsibilities. Special committees of the Board may be established from time to time to assist the Board in connection with specific matters. The chairman of each committee should report to the Board following meetings of the committee. The charter of each standing committee should be reviewed annually by the Board.

9.     Evaluation

Each Director will be subject to an annual evaluation of his or her individual performance. The collective performance of the Board and of each committee of the Board will also be subject to annual review. Directors should be encouraged to exercise their duties and responsibilities in a manner that is consistent with this mandate and with the best interests of the Corporation and its shareholders generally.

10.   Resources

The Board has the authority to retain independent legal, accounting and other consultants. The Board may request any officer or employee of the Corporation or outside counsel or the external/internal auditors to attend a meeting of the Board or to meet with any member of, or consultant to, the Board.

Directors are permitted to engage an outside legal or other adviser at the expense of the Corporation where for example he or she is placed in a conflict position through activities of the Corporation, but any such engagement shall be subject to the prior approval of the Nominating and Governance Committee.

Approved by the Directors on February 23, 2007 and revised and effective as of October 20, 2009

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 APPENDIX A

DRAGONWAVE INC.
RESOLUTION OF THE SHAREHOLDERS
APPROVAL OF EVERGREEN AMENDMENT

WHEREAS:

1.
the Board of Directors of the Corporation adopted on April 3, 2000, as amended and restated on May 27, 2002, November 10, 2003, June 20, 2005, March 23, 2007 and June 15, 2010, the Fifth Amended and Restated Key Employee Stock Option/Stock Issuance Plan;

2.
the shareholders of the Corporation approved the Fifth Amended and Restated Key Employee Stock Option/Stock Issuance Plan on June 15, 2010;

3.
the Fifth Amended and Restated Key Employee Stock Option/Stock Issuance Plan was further amended and restated by the Board of Directors, subject to shareholder approval, in the form of the Sixth Amended and Restated Key Employee Stock Option Plan (the "Stock Option Plan") a copy of which is attached as Appendix C to the Management Proxy Circular dated May 13, 2013 of the Corporation (the "Circular");

4.
on May 8, 2013, the Board of Directors approved effective as of the Shareholder Approval Date (as defined below, and subject to shareholder approval, a change to the Stock Option Plan to provide for the replenishment of the number of stock option issuable under the Stock Option Plan in connection with exercised options (the "Evergreen Amendment"), such that exercised options, whether exercised after June 15, 2010 and prior to the date of approval of the amendment by shareholders (the "Shareholder Approval Date"), or on or after the Shareholder Approval Date, become available to be re-granted and will not be deducted from the pool of common shares available for issuance under the Stock Option Plan;

5.
as of May 13, 2013, 10% of the outstanding common shares of the Corporation is equal to 3,805,528 common shares, and options to purchase 3,049,442 common shares (representing approximately 8.01% of the Corporation's outstanding common shares as of the date of the Circular) are outstanding under the Stock Option Plan;

6.
as of May 13, 2013, if the Evergreen Amendment is approved, 756,086 common shares (representing approximately 1.99% of the Corporation's outstanding common shares as of the date of the Circular) will be available for future grants of options under the Stock Option Plan; and

7.
as of May 13, 2013, if the Evergreen Amendment is not approved, 321,496 common shares (representing approximately 0.84% of the Corporation's outstanding common shares as of the date of the Circular) will be available for future grants of options under the Stock Option Plan;

BE IT RESOLVED THAT:

1.
the Evergreen Amendment, such that exercised options, whether exercised after June 15, 2010 and prior to the Shareholder Approval Date or on or after the Shareholder Approval Date, will become available to be re-granted and will not be deducted from the pool of common shares available for issuance under the Stock Option Plan as described in the foregoing recitals, is hereby authorized and approved; and

2.
any one director or officer of the Corporation be and he is hereby authorized and directed to do such acts and things and to execute and deliver under the corporate seal or otherwise all such deeds, documents, instruments and assurances as in his opinion may be necessary or desirable to give effect to this resolution.

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 APPENDIX B

DRAGONWAVE INC.
RESOLUTION OF THE SHAREHOLDERS
APPROVAL OF UNALLOCATED OPTIONS UNDER THE STOCK OPTION PLAN

(STOCK OPTION PLAN RESOLUTION)

WHEREAS:

1.
the Board of Directors of the Corporation adopted on April 3, 2000, as amended and restated on May 27, 2002, November 10, 2003, June 20, 2005, March 23, 2007 and June 15,2010, the Fifth Amended and Restated Key Employee Stock Option/Stock Issuance Plan;

2.
the shareholders of the Corporation approved the Fifth Amended and Restated Key Employee Stock Option/Stock Issuance Plan on June 15, 2010;

3.
the Fifth Amended and Restated Key Employee Stock Option/Stock Issuance Plan was further amended and restated by the Board of Directors, subject to shareholder approval, in the form of the Sixth Amended and Restated Key Employee Stock Option Plan (the "Stock Option Plan") a copy of which is attached as Appendix C to the Management Proxy Circular dated May 13, 2013 of the Corporation (the "Circular");

4.
the Board of Directors approved a change to the Stock Option Plan to provide for the replenishment of the number of stock option issuable under the Stock Option Plan in connection with exercised options (the "Evergreen Amendment"), such that exercised options, whether exercised after June 15, 2010 and prior to the date of approval of the amendment by shareholders (the "Shareholder Approval Date"), or on or after the Shareholder Approval Date, become available to be re-granted and will not be deducted from the pool of common shares available for issuance under the Stock Option Plan;

5.
the Evergreen Amendment has been submitted to shareholders for approval;

6.
the Board of Directors wishes to renew the 10-year term during which "incentive stock options" within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended may be granted under the Stock Option Plan until the 10th anniversary of the date upon which the resolution below is approved by shareholders;

7.
as of May 13, 2013, 10% of the outstanding common shares of the Corporation is equal to 3,805,528 common shares, and options to purchase 3,049,442 common shares (representing approximately 8.01% of the Corporation's outstanding common shares as of the date of the Circular) are outstanding under the Stock Option Plan;

8.
as of May 13, 2013, if the Evergreen Amendment is approved, 756,086 common shares (representing approximately 1.99% of the Corporation's outstanding common shares as of the date of the Circular) will be available for future grants of options under the Stock Option Plan;

9.
as of May 13, 2013, if the Evergreen Amendment is not approved, 321,496 common shares (representing approximately 0.84% of the Corporation's outstanding common shares as of the date of the Circular) will be available for future grants of options under the Stock Option Plan;

10.
the Stock Option Plan does not have a fixed maximum number of common shares issuable; and

11.
the rules of Toronto Stock Exchange provide that all unallocated options, rights or other entitlements under a security-based compensation arrangement which does not have a fixed number of maximum securities issuable be approved every three years;

BE IT RESOLVED THAT:

1.
if the Evergreen Amendment is approved by shareholders, all unallocated options under the Stock Option Plan, as may be amended from time to time in accordance with its terms, based on a maximum number of 10% of the outstanding common shares from time to time as described in the Management Proxy Circular dated May 13, 2013 of the Corporation, being, as of May 13, 2013, 756,086 common shares (representing

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  approximately 1.99% of the Corporation's outstanding common shares as of May 13, 2013) (which number includes Common Shares issued pursuant to options exercised after June 15, 2010), be and are hereby approved and authorized until June 13, 2016, that is the date that is three years from the date when shareholder approval is currently being sought, unless the Stock Option Plan is terminated earlier;

2.
if the Evergreen Amendment is not approved by shareholders, all unallocated options under the Stock Option Plan, as may be amended from time to time in accordance with its terms, based on a maximum number of 10% of the outstanding common shares from time to time as described in the Management Proxy Circular dated May 13, 2013 of the Corporation, being, as of May 13, 2013, 321,496 common shares (representing approximately 0.84% of the Corporation's outstanding common shares as of May 13, 2013) (which number excludes Common Shares issued pursuant to options exercised after June 15, 2010), be and are hereby approved and authorized until June 13, 2016, that is the date that is three years from the date when shareholder approval is currently being sought, unless the Stock Option Plan is terminated earlier;

3.
the extension of the 10-year period for granting incentive stock options under the Stock Option Plan be and it hereby is approved and authorized; and

4.
any one director or officer of the Corporation be and he is hereby authorized and directed to do such acts and things and to execute and deliver under the corporate seal or otherwise all such deeds, documents, instruments and assurances as in his opinion may be necessary or desirable to give effect to this resolution.

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 APPENDIX C

DRAGONWAVE INC.

Sixth Amended and Restated Key Employee Stock Option Plan
(as adopted and effective on April 3, 2000 and amended and restated on
May 27, 2002, November 10, 2003, June 20, 2005, March 23, 2007, May 6, 2010 and May 8, 2013)

DRAGONWAVE INC.

SIXTH AMENDED AND RESTATED KEY EMPLOYEE STOCK OPTION PLAN

(as adopted and effective on April 3, 2000 and amended and restated
on May 27, 2002 on November 10, 2003, June 20, 2005, March 23, 2007, May 6, 2010 and May 8, 2013)

ARTICLE ONE:

GENERAL PROVISIONS

        1.1    Definitions.    In the Plan:

  (a)
  "Acquirer" means the successor to all or substantially all of the assets or capital shares of the Corporation, or any other successor of the business of the Corporation as determined by the Board, in either case pursuant to a Corporate Event, and includes the affiliated entities of any such successor;

  (b)
  "Black Out Period" means a period during which a Participant is prohibited by the Corporation from exercising Options pursuant to the Corporation's Insider Trading Policy, as in effect from time to time;

  (c)
  "Board" means the board of directors of the Corporation;

  (d)
  "Code" means the United States Internal Revenue Code of 1986, as amended, and applicable regulations promulgated thereunder;

  (e)
  "Compensation Committee" means the compensation committee of the Board;

  (f)
  "Consultant" means:

  (i)
  a person who: (A.) is engaged to provide services to the Corporation or a Related Entity, other than services provided in relation to a distribution (as such term is defined in the Securities Act); (B.) provides the services under a written contract with the Corporation or a Related Entity; and (C.) in the reasonable opinion of the Plan Administrator, spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or a Related Entity, and includes, for an individual Consultant, a Consultant Company or Consultant Partnership of such individual; and

  (ii)
  any person who is not a resident of Canada who is designated by the Plan Administrator as a Consultant having regard to applicable securities laws;

  (g)
  "Consultant Company" means, for an individual consultant, a company of which the individual consultant is an employee or shareholder;

  (h)
  "Consultant Partnership" means, for an individual consultant, a partnership of which the individual consultant is an employee or partner;

  (i)
  "Corporate Event" means: (i) a merger, amalgamation, consolidation, reorganization or arrangement of the Corporation with or into another corporation (other than a merger, amalgamation, consolidation, reorganization or arrangement of the Corporation with one or more of its Related Entities); (ii) a tender offer for all or substantially all of the outstanding Shares; (iii) the sale of all or substantially all of the assets of the Corporation; or (iv) any other acquisition of the business of the Corporation as determined by the Board;

  (j)
  "Corporation" means DragonWave Inc., a corporation incorporated under the Canada Business Corporations Act, and includes any successor corporation thereto;

  (k)
  "Date of Grant" means the date specified by the Board as the date of grant of an Option, such date not to be earlier than the date such grant is approved by the Board;

  (l)
  "Director" means a member of the Board or a member of the board of directors of a Related Entity;

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  (m)
  "Employee" means a person employed by the Corporation or a Related Entity, and, with respect to the grant of any Incentive Stock Option, who is an employee for the purposes of Section 422 of the Code;

  (n)
  "Equity Award" means any Option, restricted stock, deferred stock unit or other equity granted pursuant to the Plan or otherwise, to a Non-Executive Director in his capacity as such, other than equity granted or taken in lieu of cash fees;

  (o)
  "Executive Officer" has the meaning ascribed to the term "executive officer" in NI 45-106;

  (p)
  "Incentive Stock Option" means an Option that is labelled or described as an Incentive Stock Option and which qualifies as an Incentive Stock Option within the meaning of Section 422(b) of the Code;

  (q)
  "Insider" has the meaning set forth in the Securities Act, but excludes a director or senior officer of a Related Entity unless such director or senior officer: (a) in the ordinary course receives or has access to material facts or material changes concerning the Corporation before the material facts or material changes are generally disclosed; (b) is a director or senior officer of a major subsidiary (as such term is defined under applicable securities laws) of the Corporation; or (c) is an insider of the Corporation (within the meaning of the Securities Act) in a capacity other than as a director or senior officer of a Related Entity;

  (r)
  "IPO" means the Corporation's initial public offering on the TSX;

  (s)
  "NI 45-106" means National Instrument 45-106 — Prospectus and Registration Exemptions, promulgated under the Securities Act, as such instrument may be amended from time to time, or any successor instrument thereto;

  (t)
  "Non-Executive Director" means any Director who is not also an employee of the Corporation or an employee of a Related Entity;

  (u)
  "Non-Statutory Stock Option" means an Option granted to a Participant who is a resident of the United States which is not intended to be or does not qualify as an Incentive Stock Option;

  (v)
  "Officer" means an Executive Officer of the Corporation or a Related Entity duly appointed by the Board or the board of directors of a Related Entity, as applicable;

  (w)
  "Option" means a contract complying with the provisions of the Plan between the Corporation and a Participant pursuant to which the Participant has a right to subscribe for unissued Shares, and includes an Incentive Stock Option and a Non-Statutory Stock Option;

  (x)
  "Option Agreement" has the meaning set forth in Section 2.3 below;

  (y)
  "Optioned Shares" means Shares subject to issuance pursuant to an Option;

  (z)
  "Outstanding Issue" means the number of Shares outstanding on a non-diluted basis immediately prior to the issuance in question; excluding, for the purposes of Section 1.6(a)(i), Shares issued by the Corporation as or under Share Compensation Arrangements (including the Plan) during the preceding one (1) year period;

  (aa)
  "Participant" means a Consultant, Officer, Director or Employee, or former Consultant, Officer, Director or Employee who continues to hold an Option;

  (bb)
  "Plan" means this Sixth Amended and Restated Key Employee Stock Option Plan, as the same may be amended from time to time;

  (cc)
  "Plan Administrator" means the Compensation Committee, or if a Compensation Committee is not appointed, the Board, in either case acting in the capacity as administrator of the Plan;

  (dd)
  "Related Entity" has the meaning ascribed to the term "related entity" in NI 45-106;

  (ee)
  "Restricted Stock" means Shares issued as "Restricted Stock" pursuant to the "Stock Issuance Program" in previous iterations of the Plan;

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  (ff)
  "Securities Act" means the Securities Act (Ontario), as the same may be amended from time to time;

  (gg)
  "Service Termination Date" means:

  (i)
  in the event of the death of a Participant who is a natural person, the date of such death;

  (ii)
  in the event of a termination with or without cause by the Corporation or a Related Entity (whether such termination occurs with or without any or adequate reasonable notice, or with or without any or adequate compensation in lieu of such reasonable notice), of the employment of a Participant who is an Officer or Employee, the date that actual notice of termination or dismissal is given by the Corporation to the Participant (without reference to a "notice period" or "severance period" or any other period after the date that actual notice of termination is given) as determined by the Plan Administrator;

  (iii)
  in the event of the voluntary resignation of a Participant who is a an Officer, Employee or Director from his or her employment or term of office, the date of such resignation;

  (iv)
  in the event of the termination by the Corporation or a Related Entity of the term of office of a Participant who is a Director (other than a Director who is also an Officer), the date of the Participant's last day of service as a director;

  (v)
  in the event of the termination of the consulting agreement or arrangement of a Participant who is a Consultant, the last day of the Consultant's service to the Corporation as a Consultant (whether or not the termination of the Participant's consulting agreement or arrangement is effected in compliance with any termination provisions contained in the Participant's consulting agreement or arrangement) as determined by the Plan Administrator; or

  (vi)
  in the event of the termination of the Participant's service as a Consultant, Officer, Director or Employee for any reason not listed above (including the retirement or disability of the Participant), the date of such termination of service as determined by the Plan Administrator;

  (hh)
  "Share Compensation Arrangement" means a plan or program established or maintained by the Corporation providing for the acquisition of securities of the Corporation by persons described in the definition of "Participant" as compensation or as an incentive or benefit for services provided by such persons, and including all "security based compensation arrangements" as such term is used in the TSX Company Manual;

  (ii)
  "Shareholder Approval" has the meaning set forth in Section 3.3;

  (jj)
  "Shareholder Approval Date" means June 13, 2013 or such other date that the calculation of the maximum number of Shares issuable under the Plan as provided in Section 1.4 is approved by the shareholders of the Corporation at a duly constituted meeting as required by the rules of the TSX;

  (kk)
  "Shares" means the Common Shares without nominal or par value in the capital of the Corporation, and, in the event of an adjustment contemplated by Section 1.9 hereof, such other shares or securities to which a Participant may be entitled as a result of such adjustment;

  (ll)
  "Ten Percent Shareholder Participant" means a Participant to whom an Incentive Stock Option is granted pursuant to the provisions of the Plan who is, on the date of the grant, the owner of stock (as determined under Section 424(d) of the Code) possessing more than 10% of the total combined voting power of all classes of stock of the Corporation or its parent, if any, or its subsidiary corporations (as defined in Code Section 424(e)); and

  (mm)
  "TSX" means the Toronto Stock Exchange.

        1.2    Amendment and Restatement.    The DragonWave Inc. Fifth Amended and Restated Key Employee Stock Option/Stock Issuance Plan is hereby amended and restated in the form hereof effective as of and from the Shareholder Approval Date.

Page / 3

        1.3    Purpose.    The purpose of the Plan is to provide Consultants, Officers, Directors and Employees with a proprietary interest in the Corporation in order to:

  (a)
  increase the interest in the Corporation's welfare of those individuals who share primary responsibility for the management, growth and protection of the business of the Corporation;

  (b)
  furnish an incentive to such individuals to continue providing their services to the Corporation and its Related Entities; and

  (c)
  provide a means through which the Corporation and its Related Entities may attract qualified persons to engage as Consultants, Officers, Directors and Employees.

        1.4    Shares Subject to the Plan.    The Shares subject to Options under the Plan shall be authorized but unissued Shares. The maximum aggregate number of Shares issuable pursuant to the terms of the Plan shall be equal to ten percent (10%) of the number of issued and outstanding Shares from time to time, provided that:

  (a)
  Shares issued pursuant to the exercise of Options granted under the Plan shall be returned to the pool of Shares issuable hereunder and may be made subject to additional Options granted pursuant to the Plan; and

  (b)
  Shares which by reason of the expiration, cancellation or termination of an unexercised Option are no longer subject to purchase pursuant to an Option granted under the Plan shall be returned to the pool of Shares issuable hereunder and may be made subject to additional Options granted pursuant to the Plan.

        1.5    Administration.    The Plan shall be administered by the Plan Administrator. No Director shall take any action with respect to Options granted to such Director. The Corporation shall pay all costs associated with the administration of the Plan. The Plan Administrator shall have full and final authority in its discretion, but subject to the provisions of the Plan:

  (a)
  to determine from time to time the individuals to whom Options shall be granted;

  (b)
  to determine the number of Shares to be covered by each Option;

  (c)
  subject to Section 1.8 below, to determine the time or times at which Options shall be granted and shall vest and/or become exercisable;

  (d)
  to designate Options as Incentive Stock Options or Non-Statutory Options, as applicable; and

  (e)
  to make all other determinations with regard to the Option Grant Program and the grant of Options, and the terms and conditions of such Options, permitted pursuant to the Plan;

  (f)
  to interpret the Plan;

  (g)
  to make, amend and rescind rules and regulations relating to the Plan;

  (h)
  to determine the terms and provisions of the instruments by which Options shall be evidenced and Shares shall be issued; and

  (i)
  to make all other determinations necessary or advisable for the administration of the Plan.

        Notwithstanding the foregoing, no amendment to the Plan that materially and adversely affects the rights and privileges pursuant to the terms of the Plan of any Option granted or Shares issued under the Plan may be effected without the consent, in writing, of the affected Participant (provided, that, amendments to the Plan referred to in Article 4, Section 3.3(a), (c), (d), (e), (h), (i) and (j) shall be deemed to not materially or adversely amend such rights and privileges).

        The Plan Administrator may act upon recommendations received from senior management of the Corporation.

        Subject to obtaining the prior approval of the TSX if required by the rules, regulations and policies of the TSX, nothing contained in the Plan or any Option shall be construed in any way so as to prevent the Corporation

Page / 4

or any Related Entity from taking any corporate action that is deemed by the Corporation or the Related Entity to be appropriate or in its best interest, even if such action would have an adverse effect on the Plan.

        No member of the Board, and no member of the compensation committee appointed as Plan Administrator, shall be liable for any action or determination relating to or under the Plan made in good faith. All decisions made by the Plan Administrator shall be made in the Plan Administrator's sole discretion (but in accordance with the terms and provisions of the Plan) and shall be final and binding on all persons having or claiming any interest in the Plan or in any Option.

        1.6    Restrictions.

  (a)
  No Option shall be granted at any time to any Insider if such Option, together with all of the Corporation's previously established or proposed Share Compensation Arrangements, including the Plan, could result, at any time, in:

  (i)
  the number of Shares issued to Insiders pursuant to the Plan, together with all of such other Share Compensation Arrangements, within any one (1) year period exceeding ten percent (10%) of the Outstanding Issue; or

  (ii)
  the number of Shares issuable to Insiders at any time pursuant to the Plan and all such other Share Compensation Arrangements exceeding ten percent (10%) of the Outstanding Issue.

  (b)
  No fractional Shares may be purchased or issued under the Plan.

        1.7    Pricing of Optioned Shares.    The purchase price of Shares subject to Options granted pursuant to the Plan shall be determined by the Plan Administrator on the Date of Grant, as follows:

  (a)
  the purchase price of Shares subject to an Option granted under the Plan shall, subject to any other requirement of the TSX and any other stock exchange or market on which the Shares are then listed or admitted, be equal to at least the volume weighted average trading price for a Share (calculated by dividing the total value of Shares traded by the total volume of Shares traded for the relevant period) as quoted on such exchange or market (or, if such Shares are listed on more than one exchange or market, the exchange or market where the majority of the trading volume and value of the Shares occurs) for the five (5) market trading days immediately prior to the Date of Grant; and

  (b)
  notwithstanding sub-section (a) above, the purchase price of Shares subject to an Incentive Stock Option granted under the Plan to a Ten Percent Shareholder Participant shall be not less than 110% of the fair market value of the Shares on the Date of Grant as determined in good faith by the Board at the Date of Grant.

        1.8    Vesting.    Unless otherwise approved by the Board, and subject to any earlier termination of the Options as provided in the Plan, all Options granted under the Plan shall vest, as to twenty-five percent (25%) of the Optioned Shares, on the one-year anniversary of the Date of Grant, and thereafter, 1/36th of the remaining Optioned Shares shall vest at the end of each month, such that all Optioned Shares subject to issuance pursuant to the Option shall be vested on that date which is four (4) years after the Date of Grant.

        1.9    Adjustments.    Subject to Section 1.4, the Plan Administrator may adjust the number and kind of Shares available for grants of Options, and the number and kind of Shares subject to outstanding Options and the exercise price of Options granted hereunder, to effect a change in capitalization of the Corporation, such as a stock dividend, stock split, reverse stock split, share combination, exchange of shares, merger, consolidation, reorganization, liquidation, or the like, of or by the Corporation.

        1.10    Changes in Service.    Notwithstanding any other term or provision of this Plan, unless the Plan Administrator, in its discretion, otherwise determines, at any time and from time to time, Options are not affected by a change of employment or office or consulting arrangement within or among the Corporation or a Related Entity for so long as the Participant continues to be a Consultant, Officer, Director or Employee of the Corporation or a Related Entity.

        1.11    Lock-up.    If requested in writing by the Corporation or any underwriter of the securities of the Corporation, each Participant shall agree not to sell or otherwise transfer or dispose of the Shares held by the

Page / 5

Participant (including any Shares issued as Restricted Stock) for a period not to exceed 180 days following the effective date of a registration statement or receipt date of a (final) prospectus of the Corporation and, at the Corporation or such underwriter's request, shall sign a lock-up agreement to such effect.

ARTICLE TWO:

STOCK OPTION TERMS

        2.1    Stock Option Program Restrictions.    No Option shall extend for a period of more than seven (7) years from the Date of Grant, provided that Options granted prior to June 15, 2010 shall expire, subject to accelerated terms as provided for in this Plan, in accordance with the terms of such Option and the applicable Option Agreement as approved by the Board. No Incentive Stock Option may be granted after ten (10) years from the Shareholder Approval Date. Unless otherwise approved by the Board, the term and expiry date of any Option granted after the date of this Plan shall be five (5) years from Date of Grant of such Option.

        2.2    Participants.

  (a)
  Subject to clause (b) and (c) below, the Plan Administrator may, from time to time, select particular Consultants, Officers, Directors and Employees to whom Options are to be granted or issued, and upon the grant or issuance of such Options, the selected individuals shall become Participants under the Plan.

  (b)
  Grants of Options to Non-Executive Directors in their capacity as such shall be limited for each Non-Executive Director to a grant in each fiscal year of the Corporation of Options with an award value, together with any other Equity Award in that fiscal year, not exceeding Cdn.$100,000, calculated using the Black-Scholes methodology or, in the discretion of the Committee, such other methodology as may be prescribed under generally accepted accounting principles, at the Date of Grant.

  (c)
  In addition to the limit set out in Section 2.2(b) above, for each financial year of the Corporation, the maximum number of common shares issuable pursuant to Options granted to a Director by virtue of his or her service as a Director in that financial year, is that number of common shares equal to 0.05% of the Outstanding Issue as at the last day of such financial year.

        2.3    Grant of Options.    Options may be granted by the Corporation pursuant to the recommendations of the Plan Administrator. All grants of Options shall be approved by the Board. Options granted hereunder shall be evidenced by a written stock option agreement (the "Option Agreement") (which may be in the form of the confirmation letter annexed hereto as Schedule A) executed by the Corporation and the Participant, containing such terms and provisions as are recommended and approved from time to time by the Plan Administrator, but subject to and not more favourable than the terms of the Plan. The Plan Administrator may from time to time require additional terms which the Plan Administrator deems necessary or advisable. The Corporation shall execute Option Agreements upon instruction from the Plan Administrator.

        2.4    Incentive Stock Options.    The maximum number of Shares subject to Options that may be characterized as Options shall be 2,071,916 Shares. Incentive Stock Options may only be granted to Employees who are resident in the United States. To the extent that Options designated as Incentive Stock Options become exercisable by a Participant for the first time during any calendar year for Shares having a fair market value greater than US$100,000, the portion of such Options which exceeds such amount shall not be treated as Incentive Stock Options but instead shall be treated as Non-Statutory Stock Options. For the purposes of this Section 2.4, Options designated as Incentive Stock Options shall be taken into account in the order in which they were granted, and the fair market value of Shares shall be determined as of the Date of Grant of the Option with respect to such Shares. If the Code is amended to provide for a different limitation than that set forth in this Section 2.4, such different limitation shall be deemed incorporated herein effective as of the date and with respect to such Options as may be required or permitted by such amendment to the Code. If an Option is treated as a Non-Statutory Option in part by reason of the limitation set forth in this Section 2.4, the Participant may designate which portion of such Option the Participant is exercising at any given time. In the absence of such designation, the Participant shall be deemed to have exercised the Incentive Stock Option portion of the

Page / 6

Option first. The Corporation shall have no liability to a Participant, or any other party, if any Option (or any part thereof) intended to be an Incentive Stock Option is not an Incentive Stock Option.

        2.5    Restrictions.    The Plan Administrator may at the time of granting an Option or at any subsequent time impose such restrictions, if any, on issuance, voluntary disposition and release from escrow of any Options including, without limitation, permitting exercise of Options only in instalments over a period of years.

        2.6    Exercise and Payment.    Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its registered office of a written notice of exercise addressed to the Secretary of the Corporation specifying the number of Shares with respect to which the Option is being exercised. Full payment for Shares purchased upon the exercise of an Option shall be delivered to the Corporation either by: (i) cash or by certified cheque or money order, or (ii) subject to applicable securities laws, the rules of the TSX or any stock exchange or market on which the Shares are then listed or admitted to trading, and any other requirements of the Plan Administrator, by the actual delivery or deemed delivery or assignment to the Corporation of Shares having a fair market value (as determined by the Plan Administrator) equal to the purchase price, or (iii) by such other consideration and method of payment approved by the Plan Administrator, or (iv) by any combination of the foregoing. No Shares shall be issued until full payment has been made and a Participant shall have none of the rights of a shareholder of the Corporation in respect of the Shares subject to an Option until such Shares have been taken up, paid for in full as provided above and issued to the Participant and the Participant has executed such other documents as may be required under the Plan and the Option Agreement governing the granted Option.

        2.7    Transferability of Options.    An Incentive Stock Option shall not be assignable or transferable by any Participant and, subject to Section 2.8(a) hereof, may be exercised during the life of the Participant only by the Participant. An Option other than an Incentive Stock Option is assignable or transferable only: (a) by will or by the laws of descent and distribution or otherwise for estate settlement purposes; or (b) with the prior written consent of the Plan Administrator and subject to such conditions as the Plan Administrator may designate, to a registered retirement savings plan (RRSP), registered retirement income fund (RRIF) or tax-free savings account (TFSA), or similar plan, fund or account that is (i) established by the individual, or (ii) under which the individual is a beneficiary. The obligations of each Participant pursuant to the Plan and any Option shall be binding on his or her heirs, executors, administrators, successors and permitted assigns.

        2.8    Rights in Event of Termination.

  (a)
  Death.    If a Participant who is a natural person dies while a Consultant, Officer, Director or Employee, then any Options held by the Participant that are exerciseable on the date of death shall continue to be exerciseable by the executor or the administrator of the Participant's estate until the earlier of: (A) the date which is one hundred and twenty (120) days after the date of the Participant's death; and (B) the date on which the particular Option otherwise expires. Any Options held by the Participant that were not exerciseable at the date of the Participant's death shall immediately expire and be cancelled on such date.

  (b)
  Without Cause Termination/Voluntary Resignation — Officers and Employees.    Where, in the case of a Participant who is an Officer (including a Director who is also an Officer) or an Employee, the Participant's employment or term of office terminates by reason of: (i) termination by the Corporation or a Related Entity without cause (whether such termination occurs with or without any or adequate reasonable notice, or with or without any or adequate compensation in lieu of such reasonable notice), or (ii) voluntary resignation by the Participant, then any Options held by the Participant that are exercisable at the Service Termination Date (as defined in Section 1.1(gg), (ii) or (iii), respectively) shall continue to be exerciseable by the Participant until the earlier of: (A) the date which is thirty (30) days after such Service Termination Date; and (B) the date on which the particular Option otherwise expires. Any Options held by the Participant that are not exercisable at such Service Termination Date shall immediately expire and be cancelled on such Service Termination Date.

  (c)
  Termination Other than by Reason of Breach of Fiduciary Duty/Termination by Voluntary Resignation — Directors. Where, in the case of a Participant that is a Director (other than a

Page / 7

      Director who is also an Officer), the Director's term of office terminates by reason of: (i) termination by the Corporation or a Related Entity other than for breach of fiduciary duty; or (ii) voluntary resignation by the Participant, then any Options held by the Participant that are exercisable at the Service Termination Date (as defined in Section 1.1(gg), (iii) or (iv), respectively) continue to be exercisable by the Participant until the earlier of: (A) the date which is thirty (30) days after such Service Termination Date; and (B) the date on which the particular Option otherwise expires. Any Options held by the Participant that are not exercisable at such Service Termination Date shall immediately expire and be cancelled on such Service Termination Date.

  (d)
  Termination by Reason of Breach of Fiduciary Duty/For Cause Termination.    Where a Participant's service to the Corporation or a Related Entity as an Officer, Director or Employee is terminated by the Corporation or a Related Entity for cause or for breach of fiduciary duty, then any Options held by the Participant, whether or not exercisable on the date of such termination, immediately expire and are cancelled on such date at a time determined by the Plan Administrator, in its sole discretion.

  (e)
  Termination of Consulting Arrangements.    Where, in the case of a Participant who is a Consultant:

  (i)
  the Participant's consulting agreement or arrangement terminates by reason of: (A) termination by the Corporation or a Related Entity for any reason whatsoever other than for breach of the consulting agreement or arrangement (whether or not such termination is effected in compliance with any termination provisions contained in the Participant's consulting agreement or arrangement), or (B) voluntary termination by the Participant, then any Options held by the Participant that are exercisable at the Service Termination Date (as defined in Section 1.1(gg)(v)), continue to be exercisable by the Participant until the earlier of: (A) the date that is thirty (30) days from such Service Termination Date; and (B) the expiry date of the particular Option. Any Options held by the Participant that are not exercisable at such Service Termination Date shall immediately expire and be cancelled on such date; and

  (ii)
  the Participant's consulting agreement or arrangement is terminated by the Corporation or a Related Entity for breach of the consulting agreement or arrangement then any Options held by the Participant, whether or not such Options are exercisable at such Service Termination Date, immediately expire and are cancelled on such Service Termination Date at a time determined by the Plan Administrator, in its discretion.

  (f)
  Other Termination of Service.    If the Participant's service as a Consultant, Officer, Director or Employee terminates for any reason not referred to above (including retirement or disability), then any Options held by the Participant that are exercisable at the Service Termination Date (as defined in Section 1.1(gg)(vi)) continue to be exerciseable by the Participant until the earlier of: (A) the date which is thirty (30) days after such Service Termination Date; and (B) the date on which the particular Option otherwise expires. Any Options held by the Participant that are not exercisable at such Service Termination Date shall immediately expire and be cancelled on such Service Termination Date.

        2.9    Black Out Periods.    Notwithstanding the foregoing, except in the case of Incentive Stock Options, if an Option expires, terminates or is cancelled (other than an expiry, termination or cancellation pursuant to Section 2.8(d) or 2.8(e) above) within or immediately after a Black Out Period, the Participant may elect for the term of such Option to be extended to the date which is ten (10) business days after the last day of the Black Out Period; provided, that, the expiration date as extended by this Section 2.9 will not in any event be beyond the later of: (i) December 31 of the calendar year in which the Option was otherwise due to expire; and (ii) the 15th day of the third month following the month in which the Option was otherwise due to expire.

        2.10    Liquidation or Dissolution.    In the event of the proposed dissolution, liquidation or winding-up of the Corporation, to the extent that an Option has not been previously exercised, it will terminate immediately prior to the consummation of such proposed action.

Page / 8

ARTICLE THREE:

MISCELLANEOUS

        3.1    Merger, Amalgamations, Sale of Assets, Winding-Up, etc.    In the event of a Corporate Event, the Board in its sole discretion (but subject to obtaining the prior approval of the TSX if required by the rules, regulations and policies of the TSX) may, without any action or consent of the Participants, provide for: (a) the continuation or assumption of outstanding Options by or to the Acquirer; (b) the substitution of Options for options and/or shares of restricted stock and/or other securities of the Acquirer; (c) the substitution of Options with a cash incentive program of the Acquirer; (d) the acceleration of the vesting of Options to a date prior to or on the date of the Corporate Event, and the expiration of outstanding Options to the extent not timely exercised by the date of the Corporate Event or such other date as may be designated by the Board; (e) the cancellation of all or any portion of the outstanding Options by a cash payment and/or other consideration receivable by the holders of Shares of the Corporation as a result of the Corporate Event equal to the excess, if any, of the fair market value (as determined by the Board), on the date of the Corporate Event, over the exercise price of the Shares subject to the outstanding Options or portion thereof being cancelled (provided, that, for greater certainty, if the purchase price of the Options exceeds such fair market value, the Board shall have the ability to cancel such Options without any payment of consideration to the Participant); or (f) such other actions or combinations of the foregoing actions as it deems fair and reasonable in the circumstances. Upon the occurrence of a Corporate Event, to the extent that an Acquirer has by appropriate action assumed the Corporation's obligations under the Plan, the vesting and other rights of the Corporation under each outstanding Option and any related agreement shall inure to the benefit of the Acquirer and shall apply to the cash, securities or other property into which the Shares were converted or exchanged for pursuant to such Corporate Event in the same manner and to the same extent as they applied to the Shares subject to the Option.

        3.2    Withholding Taxes.    The Corporation's obligation to deliver Shares issuable on the exercise of an Option shall be subject to the Participant's satisfaction of all applicable income, employment and non-resident withholding tax obligations. Without limiting the generality of the foregoing, if the Corporation or any of its Related Entities determines in its sole discretion that under the requirements of applicable taxation laws or regulations of any governmental authority whatsoever it is obliged to withhold for remittance to a taxing authority any amount upon exercise of an Option, the Corporation or any of its Related Entities may take any steps it considers necessary or appropriate in the circumstances to withhold in connection with any Option or other benefit under the Plan including, without limiting the generality of the foregoing:

  (a)
  requiring the Participant exercising the Option to pay the Corporation or any of its Related Entities, in addition to any in the same manner as the exercise price for the Option Shares, such amount as the Corporation or its Related Entity is obliged to remit to such taxing authority in respect of the exercise of the Option, with any such additional payment, in any event, being due no later than the date as of which any amount with respect to the Option exercised first becomes included in the gross income of the Participant for tax purposes;

  (b)
  issuing the Option Shares to an agent on behalf of the Participant and directing the agent to sell a sufficient number of the Option Shares on behalf of the Participant to satisfy the amount of any such withholding obligation, with the agent paying the proceeds of any such sale to the Corporation or any of its Related Entities for this purpose; or

  (c)
  to the extent permitted by law, deducting the amount of any such withholding obligation from any payment of any kind otherwise due to the Participant.

        3.3    Amendment or Discontinuation.    Subject to Section 1.5 above, the Plan may be amended, altered or discontinued by the Board at any time, subject to obtaining: (i) any necessary approval of any applicable regulatory authority including, without limitation, the TSX if the Shares are listed on the TSX or any other stock exchange or market on which the Shares are then listed or admitted to trading; and (ii) if required by the rules of the TSX if the Shares are listed on the TSX, the approval of the shareholders of the Company in accordance with the rules, regulations and policies of the TSX at a duly constituted meeting of shareholders, or such other shareholder approval as may be required by the rules of any other stock exchange or market on which the Shares

Page / 9

are then listed or admitted to trading ("Shareholder Approval"). Notwithstanding the foregoing, the following amendments to the Plan may be made by the Board without Shareholder Approval:

  (a)
  amendments of a technical, clerical or "housekeeping" nature, or to clarify any provision of the Plan, including without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan;

  (b)
  suspension or termination of the Plan;

  (c)
  amendments to respond to changes in legislation, regulations, instruments (including NI 45-106), stock exchange rules (including the rules, regulations and policies of the TSX or NASDAQ) or accounting or auditing requirements;

  (d)
  amendments respecting administration of the Plan;

  (e)
  any amendment to the definition of "Consultant", "Officer", "Director" or "Employee" or otherwise relating to the eligibility of any service provider of the Corporation or a Related Entity to receive a Option;

  (f)
  changes to the vesting provisions for any outstanding Option, except with respect to Options held by any Insider;

  (g)
  amendments to termination provisions of the Plan or any outstanding Option, provided no such amendment may result in an extension of any outstanding Option held by an insider beyond its original expiry date;

  (h)
  adjustments to reflect stock dividends, stock splits, reverse stock splits, share combinations or other alterations of the capital stock of the Corporation;

  (i)
  amendments to permit Options granted under the Plan to be transferable or assignable for estate settlement purposes;

  (j)
  amendments necessary to qualify any or all Incentive Stock Options for such favourable federal income tax treatment (including deferral of taxation upon exercise) as may be afforded incentive stock options under Section 422 of the Code; and

  (k)
  any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

        The approval of the shareholders of the Company at a duly constituted meeting of shareholders will be required for the following types of amendments:

    (i)
    amendments to the number of Shares issuable under the Plan, including an increase to a maximum percentage of Shares or a change from a maximum percentage of Shares to a fixed maximum number;

    (ii)
    amendments to the limitations on grants of Options to Non-Executive Directors in Section 2.2(b) of the Plan;

    (iii)
    amendments (a) reducing the exercise price or purchase price of an Option (which for such purpose shall include a cancellation of outstanding Options and contemporaneous re-grant of Options having a lower exercise price or purchase price), or (b) extending the term of an Option;

    (iv)
    amendments to permit Options to be transferable or assignable other than for estate settlement purposes;

    (v)
    amendments to this Section 3.3; and

    (vi)
    amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

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        In the event of any conflict between subsections (a) to (k) and subsections (i) to (vi), above, the latter shall prevail to the extent of any conflict.

        3.4    Employment.    The Plan and any Option granted under the Plan do not confer upon the Participant any right to be employed or engaged or to continued employment or engagement by the Corporation or any Related Entity.

        3.5    No Right to be Granted an Option.    Nothing in the Plan shall be construed so as to give any Consultant, Director, Officer or Employee any right to receive an Option.

        3.6    No Obligation to Exercise Option.    The granting of an Option pursuant to the Plan shall not impose any obligation upon the Participant to exercise such Option.

        3.7    Regulatory Requirements.    While the Plan is intended to satisfy SEC Rule 701 and NI 45-106, Options may be made under the Plan in reliance upon other securities law exemptions, as applicable, and to the extent another exemption is relied upon, the terms of the Plan which are required only because of SEC Rule 701 or NI 45-106, as applicable, need not apply. The Corporation's obligation to issue and deliver Shares pursuant to any Option is subject to the availability, on terms and conditions reasonably satisfactory to the Corporation, of an exemption from prospectus and registration requirements in respect of the issuance, sale and delivery of such Shares under applicable securities and "blue sky" laws.

        3.8    Gender and Number.    Words importing gender shall include the masculine, feminine and neuter genders. Words importing the singular include the plural and vice versa.

        3.9    Governing Law.    The Plan shall be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein, with regard to the conflict of laws principles of such jurisdiction.

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 SCHEDULE A

TO THE STOCK OPTION PLAN

[LETTERHEAD OF DRAGONWAVE INC.]

PERSONAL AND CONFIDENTIAL

[Address of Participant]

Dear [Name of Participant];

I am pleased to advise that you have been granted an option (the "Option") to purchase Common Shares of DragonWave Inc. ("Dragonwave") under the Sixth Amended and Restated Key Employee Stock Option Plan (the "Plan"). This letter sets forth the terms and conditions of the Option, which are as follows:

Number of Common Shares subject to the Option:	[ ] (the "Optioned Shares")
Date of Grant:	[ ]
Vesting Start Date:	[ ]
Exercise price (per share):	[ ]
Date approved by the Board:	[ ]
Vesting:

Twenty-five percent (25%) of the Optioned Shares shall vest on the one-year anniversary of the Vesting Start Date, and thereafter, 1/36th of the remaining Optioned Shares shall vest at the end each month, such that all Optioned Shares shall be vested on that date which is four (4) years after the Vesting Start Date.

Exercise:	The Option shall only be exercisable with respect to vested Optioned Shares.
Expiry Date:	[ ]
Type of Option	Incentive Stock Option
(U.S. Employees only):	Non-Statutory Stock Option

The Option shall be subject in all respects to the terms and conditions of the Plan, a copy of which is attached, as the same may be amended from time to time. We encourage you to review the Plan in detail.

As a condition to the grant of your Option, you are required to indicate your agreement to comply with the terms and conditions of the Plan by signing the acknowledgement at the foot of this letter. Please return one original signed copy of this letter to DragonWave, and retain a second copy, together with the Plan, for your files.

The Option is intended to provide you with an opportunity to share in the potential future growth of DragonWave. It recognizes your value to DragonWave and the significant impact that your ideas, enthusiasm and hard work will have in making DragonWave a success.

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It is through working together as a team that we can make DragonWave a leader in our field.

Yours very truly,

DRAGONWAVE INC.
By:
Name: Title:

I understand and agree that my Option is subject in all respects to the terms and conditions of the Plan, as the same may be amended from time to time. I have read, understood and agree to comply with the Plan.

[Name of Participant]	Address

Witness

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QuickLinks

  Exhibit 99.1
DragonWave Inc. Management Proxy Circular May 13, 2013
MANAGEMENT PROXY CIRCULAR
QUESTIONS AND ANSWERS ABOUT THE MEETING
DragonWave Inc. Management Proxy Circular May 13, 2013
VOTING SHARES AND PRINCIPAL SHAREHOLDERS
FINANCIAL STATEMENTS
ELECTION OF DIRECTORS
DragonWave Inc. Management Proxy Circular May 13, 2013
REAPPOINTMENT OF INDEPENDENT AUDITOR
APPROVAL OF THE "EVERGREEN AMENDMENT" TO THE STOCK OPTION PLAN
APPROVAL OF THE UNALLOCATED OPTIONS UNDER THE STOCK OPTION PLAN
COMPENSATION OF DIRECTORS
DragonWave Inc. Management Proxy Circular May 13, 2013
DragonWave Inc. Management Proxy Circular May 13, 2013
DIRECTORS' AND OFFICERS' INSURANCE AND INDEMNIFICATION
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
INFORMATION ON EXECUTIVE COMPENSATION
DragonWave Inc. Management Proxy Circular May 13, 2013
DragonWave Inc. Management Proxy Circular May 13, 2013
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
DragonWave Inc. Management Proxy Circular May 13, 2013
INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
SHAREHOLDER PROPOSALS
ADDITIONAL INFORMATION
APPROVAL OF BOARD OF DIRECTORS
SCHEDULE "A" MANDATE FOR THE DIRECTORS OF DRAGONWAVE INC.
APPENDIX A DRAGONWAVE INC. RESOLUTION OF THE SHAREHOLDERS APPROVAL OF EVERGREEN AMENDMENT
APPENDIX B DRAGONWAVE INC. RESOLUTION OF THE SHAREHOLDERS APPROVAL OF UNALLOCATED OPTIONS UNDER THE STOCK OPTION PLAN (STOCK OPTION PLAN RESOLUTION)
APPENDIX C
DRAGONWAVE INC.
SIXTH AMENDED AND RESTATED KEY EMPLOYEE STOCK OPTION PLAN
ARTICLE ONE: GENERAL PROVISIONS
ARTICLE TWO: STOCK OPTION TERMS
ARTICLE THREE: MISCELLANEOUS
SCHEDULE A TO THE STOCK OPTION PLAN
[LETTERHEAD OF DRAGONWAVE INC.]